Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

WOORI BANK

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean on March 14, 2018

To the Shareholders and the Board of Directors of Woori Bank

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of December 31, 2017 and the consolidated statements of comprehensive income for the years ended December 31, 2017 and 2016, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows, all expressed in Korean Won, for the years ended December 31, 2017 and 2016, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an audit opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, respectively, and its financial performance and its cash flows for the years then ended in accordance with K-IFRS.

March 14, 2018

Notice to Readers

This report is effective as of March 14, 2018, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditors’ report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address:	(Road Name Address)	51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,908,286	7,591,324
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,843,077	5,650,724
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	15,352,950	20,817,583
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	16,749,296	13,910,251
Loans and receivables (Notes 4,10,11,12,18 and 45)	267,106,204	258,392,633
Investments in joint ventures and associates (Note 13)	417,051	439,012
Investment properties (Note 14)	371,301	358,497
Premises and equipment (Notes 15 and 18)	2,477,545	2,458,025
Intangible assets and goodwill (Note 16)	518,599	483,739
Assets held for sale (Note 17)	48,624	2,342
Current tax assets (Note 42)	4,722	6,229
Deferred tax assets (Note 42)	280,130	232,007
Derivative assets (Notes 4,11,12 and 26)	59,272	140,577
Net defined benefit assets (Note 24)	—	70,938
Other assets (Notes 19 and 45)	158,404	128,846

Total assets	316,295,461	310,682,727

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,427,909	3,803,358
Deposits due to customers (Notes 4,11,21 and 45)	234,695,084	221,020,411
Borrowings (Notes 4,6,11,12 and 22)	14,784,706	18,769,515
Debentures (Notes 4,6,11 and 22)	27,869,651	23,565,449
Provisions (Notes 23, 44 and 45)	410,470	428,477
Net defined benefit liability (Note 24)	43,264	64,666
Current tax liabilities (Note 42)	232,600	171,192
Deferred tax liabilities (Note 42)	22,681	22,023
Derivative liabilities (Notes 4,11,12 and 26)	67,754	7,221
Other financial liabilities (Notes 4,11,12, 25 and 45)	13,892,461	21,985,086
Other liabilities (Notes 25 and 45)	283,981	299,376

Total liabilities	295,730,561	290,136,774

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016 (CONTINUED)

	December 31, 2017	December 31, 2016
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,365,892	20,386,160
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,017,888	3,574,896
Capital surplus (Note 28)	285,880	286,331
Other equity (Note 30)	(1,939,274)	(1,468,025)

Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of December 31, 2017 and 2016 is 2,438,191 million Won and 2,255,252 million Won, respectively Regulatory reserve for credit loss to be reserved as of December 31, 2017 and 2016 is 140,266 million Won and 182,939 million Won, respectively Planned provision of regulatory reserve for credit loss as of December 31, 2017 and 2016 is 140,266 million Won and 182,939 million Won, respectively)	15,620,006	14,611,566
Non-controlling interests	199,008	159,793

Total equity	20,564,900	20,545,953

Total liabilities and equity	316,295,461	310,682,727

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean Won in millions, except for per share data)
Interest income	8,550,687	8,512,312
Interest expense	(3,330,037)	(3,492,768)

Net interest income (Notes 34 and 45)	5,220,650	5,019,544
Fees and commissions income	2,069,198	1,865,470
Fees and commissions expense	(998,732)	(928,339)

Net fees and commissions income (Notes 35 and 45)	1,070,466	937,131
Dividend income (Note 36)	124,992	184,510
Net gain on financial instruments at fair value through profit or loss (Note 37)	(104,827)	114,387
Net loss on available-for-sale financial assets (Note 38)	192,708	(1,035)
Impairment losses on credit loss (Notes 39 and 45)	(785,133)	(834,076)
General and administrative expenses (Notes 40 and 45)	(3,530,801)	(3,478,476)
Net other operating expenses (Notes 40 and 45)	(31,313)	(367,779)

Operating income	2,156,742	1,574,206
Share of losses of joint ventures and associates (Note 13)	(101,514)	(19,507)
Net other non-operating income (expense)	(105,722)	(1,310)

Non-operating income (loss) (Note 41)	(207,236)	(20,817)
Net income before income tax expense	1,949,506	1,553,389
Income tax expense (Note 42)	(419,418)	(275,856)

Net income (Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2017 and 2016 are 1,389,822 million Won and 1,094,594 million Won, respectively) (Note 32)	1,530,088	1,277,533

Remeasurement of the net defined benefit liability	10,497	34,162

Items that will not be reclassified to profit or loss	10,497	34,162
Gain (loss) on available-for-sale financial assets	(84,498)	12,586
Share of other comprehensive gain (loss) of joint ventures and associates	612	(7,937)
Gain (loss) on foreign currency translation of foreign operations	(208,329)	28,712
Gain on valuation of cash flow hedge	777	10,371
Equity related to non-current assets held for sale	4,145	—

Items that may be reclassified to profit or loss	(287,293)	43,732
Other comprehensive income , net of tax	(276,796)	77,894
Total comprehensive income	1,253,292	1,355,427

Net income attributable to:
Net income attributable to owners	1,512,148	1,261,266
Net income attributable to non-controlling interests	17,940	16,267
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,249,057	1,332,614
Comprehensive income attributable to non-controlling interests	4,235	22,813
Net income per share (Note 43)
Basic and diluted earnings from operations per share (In Korean Won)	1,999	1,567

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other Equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	1,261,266	1,261,266	16,267	1,277,533
Dividends	—	—	—	—	(168,317)	(168,317)	(1,286)	(169,603)
Change in capital surplus of consolidated subsidiaries	—	—	(7,928)	7,930	—	2	—	2
Changes in non-controlling interests due to acquisition of subsidiary	—	—	—	—	—	—	16,823	16,823
Gain on valuation of available-for-sale financial assets	—	—	—	12,296	—	12,296	290	12,586
Share of other comprehensive loss of joint ventures and associates	—	—	—	(7,937)	—	(7,937)	—	(7,937)
Gain on foreign currencies translation of foreign operations	—	—	—	22,436	—	22,436	6,276	28,712
Remeasurement of the net defined benefit liability	—	—	—	34,182	—	34,182	(20)	34,162
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)	—	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904	—	549,904
Redemption of hybrid securities	—	(309,010)	—	—	(990)	(310,000)	—	(310,000)

December 31, 2016	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (CONTINUED)

	Capital stock	Hybrid securities	Capital surplus	Other Equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,512,148	1,512,148	17,940	1,530,088
Dividends	—	—	—	—	(336,636)	(336,636)	(1,554)	(338,190)
Subsidiary capital increase	—	—	(451)	—	—	(451)	36,534	36,083
Gain(loss) on valuation of available-for-sale financial assets	—	—	—	(85,051)	—	(85,051)	553	(84,498)
Share of other comprehensive gain of joint ventures and associates	—	—	—	612	—	612	—	612
Loss on foreign currencies translation of foreign operations	—	—	—	(194,347)	—	(194,347)	(13,982)	(208,329)
Gain on valuation of cash flow hedge	—	—	—	777	—	777	—	777
Remeasurement of the net defined benefit liability	—	—	—	10,773	—	10,773	(276)	10,497
Equity related to non-current assets held for sale	—	—	—	4,145	—	4,145	—	4,145
Dividends on hybrid securities	—	—	—	—	(167,072)	(167,072)	—	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

December 31, 2017	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,530,088	1,277,533
Adjustment to net income:
Income tax expense	419,418	275,856
Interest income	(8,550,687)	(8,512,312)
Interest expense	3,330,037	3,492,768
Dividend income	(124,992)	(184,510)

	(4,926,224)	(4,928,198)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	785,133	834,076
Loss on valuation of financial instruments at fair value through profit or loss	15,267	—
Loss on available-for-sale financial assets	—	1,035
Loss on investments in joint ventures and associates	185,020	56,264
Loss on transaction and valuation of derivatives instruments (hedging)	109,569	98,981
Loss on hedged items (fair value hedge)	—	475
Provisions	107,028	34,774
Retirement benefits	142,902	152,609
Depreciation and amortization	235,795	252,031
Loss on disposal of investments in joint ventures and associates	38,713	15,060
Loss on disposal of premises and equipment and other assets	9,994	9,718
Impairment loss on premises and equipment and other assets	390	1,936

	1,629,811	1,456,959

Deduction of incomes not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	—	75,690
Gain on available-for-sale financial assets	192,708	—
Gain on valuation of investments in joint ventures and associates	83,506	36,757
Gain on transaction and valuation of derivatives instruments (hedging)	122	130
Gain on hedged items (fair value hedge)	53,532	99,302
Reversal of provisions	2,567	1,396
Gain on disposal of investments in joint ventures and associates	39,932	23,457
Gain on disposal of premises and equipment and other assets	5,028	1,885
Reversal of impairment loss on premises and equipment and other assets	666	3,581

	378,061	242,198

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(583,068)	(99,581)
Loans and receivables	(9,647,563)	(14,433,390)
Other assets	35,953	219,323
Deposits due to customers	13,634,873	11,878,628
Provision	(122,711)	34,376
Net defined benefit liability	(46,789)	(261,097)
Other financial liabilities	(7,966,786)	5,158,055
Other liabilities	(27,550)	(6,163)

	(4,723,641)	2,490,151

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (CONTINUED)

	2017	2016
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	8,570,715	8,511,349
Interest expense paid	(3,404,608)	(3,593,358)
Dividends received	127,343	184,674
Income tax paid	(404,428)	(251,627)

Net cash provided by (used in) operating activities	(1,979,005)	4,905,285

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	24,912,752	20,395,744
Redemption of held-to-maturity financial assets	8,587,092	8,462,346
Disposal of investments in joint ventures and associates	70,180	97,135
Disposal of subsidiaries	203	—
Disposal of investment properties	418	—
Disposal of premises and equipment	7,428	63
Disposal of intangible assets	1,188	4,325
Disposal of assets held for sale	24,808	22,723

	33,604,069	28,982,336

Cash out-flows from investing activities:
Net cash flows through business combination	—	132,301
Acquisition of available-for-sale financial assets	19,674,346	23,844,849
Acquisition of held-to-maturity financial assets	11,521,065	8,818,376
Acquisition of investments in joint ventures and associates	143,161	43,281
Acquisition of investment properties	9,872	4,428
Acquisition of premises and equipment	162,245	131,009
Acquisition of intangible assets	195,929	191,161
Cash out-flow related to derivatives for risk hedge	13,742	42,544

	31,720,360	33,207,949

Net cash provided by (used in) investing activities	1,883,709	(4,225,613)

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in borrowings	9,057,999	8,259,380
Issuance of debentures	18,438,221	15,848,055
Issuance of hybrid securities	559,565	549,904
Capital increase of subsidiaries	35,841	—

	28,091,626	24,657,339

Cash outflows from financing activities:
Decrease in borrowings	12,692,883	9,524,626
Repayment of debentures	13,620,520	14,118,720
Payment of dividends	336,636	168,317
Dividends paid on hybrid securities	177,730	201,328
Redemption of hybrid securities	1,323,400	310,000
Dividends paid on non-controlling interests	1,554	1,286

	28,152,723	24,324,277

Net cash provided by (used in) financing activities	(61,097)	333,062

Net increase (decrease) in cash and cash equivalents	(156,393)	1,012,734

Cash and cash equivalents, beginning of the period	7,591,324	6,644,055

Effects of exchange rate changes on cash and cash equivalents	(526,645)	(65,465)

Cash and cash equivalents, end of the period	6,908,286	7,591,324

See accompanying notes

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2017, the common stock of the Bank amounts to 3,381,392 million Korean won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the year ended December 31, 2017, KDIC sold additional 33 million shares. As of December 31, 2017 and 2016, KDIC held 125 million shares and 158 million shares (18.43% and 23.37% ownership interest) respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 876 branches and offices in Korea, and 23 branches and offices overseas as of December 31, 2017.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2017)
Subsidiaries	Main business	December 31, 2017	December 31, 2016
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Investment Bank Co., Ltd. (*1)	Other credit finance business	59.8	58.2	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori America Bank	Finance	100.0	100.0	U.S.A.	December 31
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	”	100.0	100.0	China	December 31
AO Woori Bank	”	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk(*1)	”	79.9	74.0	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	”	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	December 31
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	December 31
Woori Finance Cambodia PLC.	”	100.0	100.0	Cambodia	December 31
Woori Finance Myanmar Co., Ltd.	”	100.0	100.0	Myanmar	December 31
Wealth Development Bank	”	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	December 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	”	0.0	0.0	Korea	December 31
An-Dong Raja First Co., Ltd. (*6)	”	—	0.0	Korea	—
Consus Eighth Co., LLC (*2)	”	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	”	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd. (*2)	”	0.0	0.0	Korea	December 31
BWL First Co., LLC (*2)	”	0.0	0.0	Korea	December 31
Woori Poongsan Co., Ltd. (*6)	”	—	0.0	Korea	—
Deogi Dream Fourth Co., Ltd. (*2)	”	0.0	0.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	”	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	”	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	”	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	”	0.0	0.0	Korea	December 31
Electric Cable First Co., Ltd (*2)	”	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*2)	”	0.0	0.0	Korea	December 31
Woori HJ First Co., Ltd. (*2)	”	0.0	0.0	Korea	December 31
Woori WEBST 1st Co., Ltd. (*2)	”	0.0	—	Korea	December 31
HNLD 1st Inc.(*2)	”	0.0	—	Korea	December 31
Wibihansoop 1st Co., Ltd. (*2)	”	0.0	—	Korea	December 31
HNLD 1st Inc.(*2)	”	0.0	—	Korea	December 31
Uri QS 1st Co., Ltd (*2)	”	0.0	—	Korea	December 31
Uri Display 1st Co., Ltd.(*2)	”	0.0	—	Korea	December 31
Tiger Eyes 2nd Co., Ltd.(*2)	”	0.0	—	Korea	December 31
Woori Serveone 1st Co., Ltd. (*2)	”	0.0	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2017)
Subsidiaries	Main business	December 31, 2017	December 31, 2016
HeungkukWoori Tech Company Private Placement Investment Trust No.1 and 5 beneficiary certificates (*3)	Securities investment and others	—	—	Korea	December 31
Principle Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Principle and Interest Guaranteed Trust (*4)	”	0.0	0.0	Korea	December 31
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori Private Equity Fund (*5)	Other financial business	—	31.9	Korea	—
Woori Private Equity Fund:
Woori EL Co., Ltd. (*5)	Other financial business	—	100.0	Korea	—
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	”	5.0	—	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	”	5.0	—	Korea	December 31
Woori Card Co., Ltd.:
TUTU Finance-WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	December 31
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*2)	”	0.5	—	Korea	December 31

(*1)	The ownership ratio has been increased, attributed to unequal capital increase of the subsidiary.
(*2)	The entity was a structured entity for the purpose of asset securitization and was in scope for consolidation.
Although the Group is not a majority shareholder, the Group 1) had the power over the investee, 2) was exposed, or had rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.
(*3)	The entity was a structured entity for the purpose of investment in securities and was in scope for consolidation, considering that the Group 1) had the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.
(*4)	The entity was a money trust under the Financial Investment Services and Capital Markets Act and was in scope for consolidation. Although the Group was not a majority shareholder, the Group 1) had the power over the investee, 2) was exposed, or had rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.
(*5)	Due to liquidation of Woori Private Equity Asset Management Co., Ltd., the entity was excluded from subsidiaries during the year ended December 31, 2017.
(*6)	Due to liquidation for the years ended as of December 31, 2017, the entity was excluded from the scope for consolidation.

(3)	As of December 31, 2017 and 2016, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of December 31, 2017
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities Investment	90.1
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

	As of December 31, 2016
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
Kiwoom Frontier Professional Investment Private Fund 6(Bond) (*)	Korea	Securities Investment	50.0

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information was prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	103,932	71,386	252,460	1,940	(2,963)
Woori Private Equity Asset Management Co., Ltd.	42,894	2,670	7,257	(4,114)	(4,074)
Woori Finance Research Institute Co., Ltd.	3,790	350	4,733	83	64
Woori Card Co., Ltd.	8,605,993	6,973,705	1,771,157	101,214	107,321
Woori Investment Bank Co., Ltd.	1,880,157	1,588,610	183,376	20,023	20,210
Woori Credit Information Co., Ltd.	33,298	6,175	31,580	861	752
Woori America Bank	1,954,301	1,679,248	81,337	11,869	(16,833)
Woori Global Markets Asia Limited	290,226	178,343	11,345	1,922	(12,544)
Woori Bank (China) Limited	4,960,637	4,458,683	388,913	13,809	(15,252)
AO Woori Bank	201,704	149,101	15,656	4,748	1,217
PT Bank Woori Saudara Indonesia 1906 Tbk	2,230,617	1,745,171	192,485	38,488	(18,689)
Banco Woori Bank do Brasil S.A.	213,889	181,544	20,455	1,843	(2,840)
Korea BTL Infrastructure Fund	786,480	301	30,240	26,390	26,390
Woori Fund Service Co., Ltd.	12,653	1,242	9,021	1,398	1,398
Woori Finance Cambodia PLC.	51,304	32,873	5,895	983	(473)
Woori Finance Myanmar Co., Ltd.	18,236	5,307	2,506	791	15
Wealth Development Bank	191,049	156,808	13,632	1,323	(1,093)
Woori Bank Vietnam Limited	775,758	632,160	29,698	2,436	(15,347)
Money trust under the FISCM Act (*)	1,560,672	1,530,760	44,344	582	582
Structured entity for the securitization of financial assets	867,583	1,275,719	22,730	1,179	(2,800)
Structured entity for the investments in securities	34,939	76	377	(475)	(38,592)

(*)	FISCM Act: Financial Investment Services and Capital Markets Act

	As of and for the year ended December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	141,329	105,821	244,783	1,048	1,432
Woori Private Equity Asset Management Co., Ltd.	97,338	53,244	2,154	312	219
Woori Finance Research Institute Co., Ltd.	3,710	334	4,445	108	100
Woori Card Co., Ltd.	7,606,108	6,180,893	1,555,373	109,393	116,381
Woori Investment Bank Co., Ltd.	1,576,627	1,404,566	178,572	23,872	23,897
Woori Credit Information	31,292	4,416	27,884	543	618
Woori America Bank	2,186,049	1,973,263	73,909	15,266	20,899
Woori Global Markets Asia Limited	272,008	147,581	7,255	1,863	5,582

	As of and for the year ended December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank (China) Limited	4,984,017	4,466,812	475,174	32,025	11,505
AO Woori Bank	239,860	188,474	16,221	5,650	15,553
PT Bank Woori Saudara Indonesia 1906 Tbk	2,089,822	1,693,111	179,014	24,573	48,542
Banco Woori Bank do Brasil S.A.	241,229	206,043	17,059	2,786	9,600
Korea BTL Infrastructure Fund	784,770	299	33,476	29,617	29,617
Woori Fund Service Co., Ltd.	11,386	1,372	7,787	1,011	1,011
Woori Finance Cambodia PLC.	32,405	24,751	4,545	1,250	1,494
Woori Finance Myanmar Co., Ltd.	4,305	2,651	380	(613)	(569)
Wealth Development Bank	209,779	174,446	12,519	1,248	1,876
Woori Bank Vietnam Limited	159,223	278	—	(346)	3,545
Money trust under the FISCM Act (*)	1,525,145	1,495,815	55,540	697	697
Structured entity for the securitization of financial assets	487,431	895,824	29,480	6,912	7,138
Structured entity for the investments in securities	4,397,163	1,898,977	137,896	56,605	61,535

(*)	FISCM Act: Financial Investment Services and Capital Markets Act

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Group.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest income related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest income on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of December 31, 2017 and 2016 are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	7,295,601	40,172,830	13,641,135
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,215,159	2,314,043	1,138,523
Loans and receivables	43,180	1,969,760	—
Financial assets held for trading	—	233,428	10,160
Available-for-sale financial assets	902,390	106,819	904,774
Held-to-maturity financial assets	2,269,451	—	—
Investments in joint ventures and associates	—	—	223,589
Derivative assets	138	4,036	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,433	1,506	—
Derivative liabilities	575	968	—
Other liabilities (including provisions)	858	538	—
The maximum exposure to risks	4,032,531	2,918,448	1,138,523
Investments	3,215,159	2,314,043	1,138,523
Credit facilities	817,372	604,405	—
Loss recognized on unconsolidated structured entities	837	3,939	5,993

	December 31, 2016
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	8,426,713	61,324,862	9,131,362
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,361,910	2,790,215	1,749,494
Loans and receivables	65,470	2,414,044	—
Financial assets held for trading	—	254,150	—
Available-for-sale financial assets	1,216,446	115,843	1,664,865
Held-to-maturity financial assets	2,079,648	—	—
Investments in joint ventures and associates	—	—	84,629
Derivative assets	346	6,178	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,363	1,224	—
Derivative liabilities	201	362	—
Other liabilities (including provisions)	1,162	862	—

	December 31, 2016
	Asset securitization vehicle	Structured finance	Investment Funds
The maximum exposure to risks	4,263,993	3,802,210	1,749,494
Investments	3,361,910	2,790,215	1,749,494
Purchase agreements	28,000	—	—
Credit facilities	834,083	970,195	—
Other commitments	40,000	41,800	—
Loss recognized on unconsolidated structured entities	6,353	71,185	683

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2017	December 31, 2016
Woori Investment Bank	119,111	73,986
PT Bank Woori Saudara Indonesia 1906 Tbk	64,877	70,249
Wealth Development Bank	16,778	16,983

2)	Net income attributable to non-controlling interests

	For the year ended December 31, 2017	For the year ended December 31, 2016
Woori Investment Bank	8,370	9,990
PT Bank Woori Saudara Indonesia 1906 Tbk	8,882	6,383
Wealth Development Bank	648	611

3)	Dividends to non-controlling interests

	For the year ended December 31, 2017	For the year ended December 31, 2016
PT Bank Woori Saudara Indonesia 1906 Tbk	1,513	1,242

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with K-IFRS.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements for the year ended December 31, 2017 are described below, and the significant accounting policies are the same as the accounting policies applied for the preparation of the previous year’s consolidated financial statements, except the impacts from the adoptions of accounting standards or interpretations which are explained below.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. The historical cost is generally measured by fair value of acquired assets.

The consolidated financial statements of the Group were approved by the board of directors on March 2, 2018.

1) The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1007 – Statement of Cash Flows

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes. Additional disclosure required related to the first time application of these amendments in the current year are in note 6. Consistent with the transition provisions of the amendments, the Group has not disclosed comparative information for the prior period. Apart from the additional disclosure in note 6, the application of these amendments has no material impact on the disclosures or the amounts recognized in the Group’s consolidated financial statements.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that in evaluating the deferred tax assets arising from deductible temporary difference of debt instruments measured at fair value, the carrying amount of an asset does not limit the estimation of probable future taxable profits. The application of these amendments has no material impact on the disclosures or the amounts recognized in the Group’s consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Enactments to K-IFRS 1109 – Financial Instruments

The standards include the requirements for the classification and measurement of financial instruments based on their business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, broadened types of instruments that qualify as hedging instruments, the types of risk components of non-financial items that are eligible for hedge accounting and the change in the hedge effectiveness test. This standards supersedes K-IFRS 1039 - Financial Instruments: Recognition and Measurement, and will be applied for annual periods beginning on or after January 1, 2018.

In principle, K-IFRS 1109 must be applied retrospectively. However, there are certain exemptions to the application of retroactive approach such as presenting comparative information on classification, measurement and impairment of financial instruments. In addition, K-IFRS 1109 are applied prospectively for hedge accounting with exceptions such as accounting for the time value of options.

The Group has completed the implementation of the design of the internal controls and/or financial reporting processes related to the presentation of financial instruments in order to adopt K-IFRS 1109. The Group has completed a financial impact analysis on the 2017 financial statements based on available information as of year-end in order to determine the impact of adopting K-IFRS 1109 for the first time. The expected financial impact of each key issue on the financial statement, is as follows.

a) Classification and Measurement of Financial Instruments

When K-IFRS 1109 is adopted, all recognized financial assets that in scope are subsequently measured at either amortized cost, fair value through other comprehensive income (FVTOCI), or fair value through profit or loss (FVTPL) as shown below, based on the business model for managing financial assets and based on the nature of contractual cash flows arising from the financial assets. Also, when hybrid contracts contain financial asset as its host contract, the embedded derivative will not be bifurcated as the whole hybrid contract would be classified as a financial asset.

Business Model
Nature of the contractual cash flow	Collection of the contractual cashflow	Collection of the contractual cashflow and sale of asset	Sale of asset, others
Principal and Interest only	Amortized Cost(*1)	FVTOCI(*1)	FVTPL

Other than the above		FVTPL(*2)

(*1)	An irrevocable election is available to designate a financial asset to be classified as FVTPL, for the purpose of eliminating or reducing accounting discrepancies.
(*2)	For equity securities held for purposes other than short-term trading, an irrevocable election is available to designate them as FVTOCI financial assets.

As the requirements to classify a financial asset as either amortized cost or FVTPL are more stringent in K-IFRS 1109 than in K-IFRS 1039, the variability of net income may increase as the amount of FVTPL financial assets is increased due to the adoption of K-IFRS 1109.

As of year-end the Group currently holds loans and receivables amounting to 267,106,204 million Won, held-to-maturity financial assets amounting to 16,749,296 million Won, available-for-sale financial assets amounting to 15,352,950 million Won, and FVTPL financial assets amounting to 2,727,303 million Won.

According to K-IFRS 1109, a financial asset may be measured at amortized cost only when its cashflows are solely principal and interest on specified dates on the contract and when the purpose of holding such asset is only to receive the contractual cashflows. As of year-end the Group holds loans and receivables amounting to 267,106,204 million Won and held-to-maturity financial assets amounting to 16,749,296 million Won which are measured at amortized cost. This amount includes 51,653 million Won of hybrid contracts in which the host contract, after separating the embedded derivatives, is a debt security.

The estimated impact on the classification and measurement of Group’s financial assets (except derivatives) as of year-end is presented as follows. The following information is constructed from the accounting system for financial instruments built for the purpose of adopting K-IFRS 1109.

(Unit : Korean Won in millions)
Accounts	Classification per K-IFRS 1039	Classification per K-IFRS 1109	Amount per K-IFRS 1039	Amount per K-IFRS 1109
Deposits	Loans and receivables	Amortized cost	8,870,835	8,870,835
Deposits	Financial assets at FVTPL	FVTPL	25,972	25,972
Debt securities	Financial assets at FVTPL	FVTPL	2,654,027	2,654,027
Debt securities	AFS financial assets	FVTPL	46,855	46,855
Debt securities	AFS financial assets	FVTOCI	12,874,209	12,874,209
Debt securities	AFS financial assets	Amortized cost	308,181	322,300
Debt securities	Held-to-maturity financial assets	Amortized cost	16,749,296	16,749,296
Equity securities	Financial assets at FVTPL	FVTPL	47,304	47,304
Equity securities	AFS financial assets	FVTPL	1,273,498	1,274,716
Equity securities	AFS financial assets	FVTOCI	850,207	850,207
Loans	Loans and receivables	FVTPL	279,032	280,001
Loans	Loans and receivables	Amortized cost	253,014,491	253,014,491
Other financial assets	Loans and receivables	Amortized cost	6,772,088	6,772,088

Total financial assets except derivatives			303,765,995	303,782,301

Among the financial assets measured at amortized cost, loans and receivables and held-to-maturity financial assets amounting to 279,032 million Won and AFS financial assets amounting to 1,320,353 million Won would be reclassified to FVTPL financial assets as a result of adopting K-IFRS 1109.

b) Classification and Measurement of Financial Liabilities

According to the K-IFRS 1109, the amount of changes in the fair value of financial liabilities measured at FVTPL due to changes in credit risk is presented as part of other comprehensive income, and such amount is not recycled subsequently in profit or loss. However, when recognizing the fair value changes in other comprehensive income causes or magnifies accounting discrepancies, the amount is recognized in profit or loss instead.

As of year-end the Group holds financial liabilities amounting to 295,386,968 million Won, and out of this amount 251,796 million Won has been designated as FVTPL financial liabilities. In relation to these financial liabilities, the increase in fair value amounting to 31,275 million Won has been recognized as losses in the current period.

The results of the analysis conducted to determine the financial impact of applying K-IFRS 1109 on FVTPL financial liabilities as of year-end show that the cumulative changes in fair value of FVTPL financial liabilities as a result of changes in credit risk amounted to 133 million Won.

c) Impairment: Financial assets and Contract assets

K-IFRS 1109 requires the recognition of allowance for expected credit losses for debt instruments, lease receivables, contract assets, loan commitments and financial guarantee contracts measured at either amortized cost or FVTPL.

The allowance to be recognized under K-IFRS 1109 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the 3 stages of credit risk deterioration since initial recognition as shown below.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses:	Expected lifetime credit losses:
	Expected credit losses due to possible defaults on financial instruments within 12-month period from the year-end.	Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

Meanwhile, for financial assets already impaired at initial recognition, the allowance for expected credit losses per K-IFRS 1109 is the amount of cumulative changes in the expected lifetime credit losses after its initial recognition.

As of year-end the Group holds loans and receivables amounting to 267,106,204 million Won in accordance with K-IFRS 1039. In relation to this amount, the Group has recognized allowance for credit losses amounting to 1,830,242 million Won.

The expected impact on the allowance for credit losses as of year-end using the Group’s system for allowances is as follows.

(Unit : Korean Won in millions)
Accounts	Allowance for credit losses per K-IFRS 1039(A)	Allowance for credit losses per K-IFRS 1109 (B)	Increases(B-A)
Deposits	2,458	3,092	634
Debt securities	—	9,331	9,331
AFS debt securities	—	4,253	4,253
Held-to-maturity debt securities	—	5,078	5,078
Loan receivables and other financial assets	1,827,785	2,075,752	247,967
Guarantees	183,247	192,376	9,129
Loan commitments	66,115	104,887	38,772

Total	2,079,605	2,385,438	305,833

d) Hedge accounting

The requirements for hedge accounting in K-IFRS 1109 has become more lenient as compared to K-IFRS 1039. That is, more financial instruments may now be considered to be a hedged item and/or a hedging instrument, the quantitative basis for evaluating high hedge effectiveness (80~125%) has been abolished, and the retroactive assessment requirement has also been abolished. These allow the firms to concentrate on hedging activities.

There are no significant impacts to the Group’s financial statements related to hedge accounting as a result of adopting K-IFRS 1109.

Enactments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The enactsments are effective for annual periods beginning on or after 1 January 2018.

Enactments to K-IFRS 1116—Leases

K-IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accountings treatments for both lessors and lessees. K-IFRS 16 will supersede the current lease guidance including K-IFRS 1017 Leases and the related interpretations. The enactments are effective for annual periods beginning on or after 1 January 2019.

K-IFRS 1116 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under K-IFRS 1017 are presented as operating cash flows; whereas under the K-IFRS 1116 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, K-IFRS 1116 substantially carries forward the lessor accounting requirements in K-IFRS 1017, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. Furthermore, extensive disclosures are required by K-IFRS 1116.

In contrast, 1) for finance leases where the Group is a lessee and 2) in cases where the Group is a lessor, the Group do not anticipate that the application of K-IFRS 1116 will have a significant impact on the amounts recognized in the Group’s consolidated financial statements.

Amendments to K-IFRS 1102—Share-based Payment

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the Group settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

Amendments to K-IFRS 1040—Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, or has ceased to meet, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that situations other than the ones listed in K-IFRS 1040 may evidence a change in use, and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

The amendments are effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. Entities can apply the amendments either retrospectively (if this is possible without the use of hindsight) or prospectively.

Enactments to K-IFRS 2122—Foreign Currency Transactions and Advance Consideration

The interpretation addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset on non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

The interpretation is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. Entities can apply the interpretation either retrospectively or prospectively. Specific transition provisions apply to prospective application.

Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at FVTPL, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate. These amendments should be applied retrospectively and are available for early adoption.

The amendments are effective for annual periods beginning on or after 1 January 2018. The Group is neither a venture capital investment vehicle nor is adopting K-IFRS for the first time, thus it is expected that the amendments explained above will not affect the Group’s financial statements. Furthermore, the Group does not own shares of an associate or a joint venture that are classified as investment companies.

The Group is in the process of evaluating the impact of the above-mentioned amendments in the consolidated financial statements.

(2) Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, that is the Group). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•	Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the Group.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3) Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another K-IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS 1039 Financial Instruments: Recognition and Measurement, or K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree on its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the financial results of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1039 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

(a) its assets, including its share of any assets held jointly;

(b) its liabilities, including its share of any liabilities incurred jointly;

(c) its revenue from the sale of its share of the output arising from the joint operation;

(d) its share of the revenue from the sale of the output by the joint operation; and

(e) its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

(6)	Revenue recognition

1)	Interest income

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2)	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3)	Fees and commissions income

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognized as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

4)	Trust fees and compensation related to trust accounts

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

(8)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 3 months of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) and loans and receivables.

a)	Financial assets at FVTPL:

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

b)	AFS financial assets:

Financial assets that are not classified as HTM, financial assets at FVTPL, or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

c)	HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity, and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

d)	Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified financial liabilities at FVTPL (held for trading, and financial liabilities designated as at FVTPL) and financial liabilities measured at amortized cost.

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

All other financial liabilities, such as deposits due to customers, borrowings, and debentures, are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial assets other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset, or it retains a residual interest and such an retained interest indicates that the transferor has neither transferred nor retained substantially all the risks and rewards of ownership and has retained control of the transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Group derecognizes the financial liability, when Group’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

a.	Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from the independent pricing services. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

b.	Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

c.	Valuation Adjustments:

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

a)	Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized (i.e., improvement in the credit quality of a debtor), the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

b)	Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Software and others	4 to 5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but tested for impairment annually to the extent of reporting unit and when there is any indication of impairment.

Goodwill acquired is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives, such as goodwill and membership, or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within others in other assets and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16)	Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging depending on the purpose. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

1)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

2)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

(17)	Assets (or Disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Provisions

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.

If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(20)	Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee is recognized as a liability; initially at fair value and will be amortized, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees in net income over the period of the guarantee.

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Group is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) when the Group has become not able to cancel its proposal for termination benefits, or 2) when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carry forwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

(23)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions, which involve potential significant risks that may materially impact the book values of assets and liabilities on the Group’s consolidated financial statements, are as follows:

(1)	Income taxes

The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Group was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Group would make an adjustment to the provision for income taxes at such time.

(2)	Valuation of Financial Instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(3)	Impairment of loans

Impairment loss for loans and receivables carried at amortized cost is measured as the difference between such assets’ carrying value and the present value of estimated recoverable cash flows (not include any future loss events that have not occurred) discounted by using the initial effective interest rate. After initial recognition, when the estimated cash flow of the financial asset is affected by one or more loss events, it is determined that the financial asset is impaired.

The objective evidences that a financial asset is impaired incorporate below loss events:

1)	Financial assets that are individually assessed

•	Past due

•	Debt restructuring

•	Possible state of debtor’s bankruptcy or liquidation

•	Occurrence of significant impairment on securities

•	Breach of limit or debt covenant

•	Deterioration of operating performance

2)	Financial assets that are not individually assessed

•	Repayment status of debtor or observable macro-economic indexes

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Group’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(4)	Defined benefit plan

The Group operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Group estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to its long-term characteristic.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Loans and receivables:
Korean treasury and government agencies	8,823,584	16,058,305
Banks	26,845,309	20,242,260
Corporates	90,570,551	88,985,566
Consumers	140,866,760	133,106,502

Sub-total	267,106,204	258,392,633

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	25,972	26,180
Debt securities held for trading	2,644,333	2,644,916
Financial assets designated at FVTPL	9,694	4,348
Derivative assets for trading	3,115,775	2,898,295

Sub-total	5,795,774	5,573,739

Available-for-sale (“AFS”) debt securities	13,229,244	16,541,888
Held-to-maturity (“HTM”) securities	16,749,296	13,910,251
Derivative assets for hedging	59,272	140,577
Off-balance accounts :
Guarantees	12,859,715	14,761,784
Loan commitments	80,760,325	83,795,496

Sub-total	93,620,040	98,557,280

Total	396,559,830	393,116,368

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2017
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	250,678,479	4,104,912	2,823,247	1,094,988	381,890	8,022,688	267,106,204
Financial assets at FVTPL	5,551,870	2,937	—	148,955	—	92,012	5,795,774
AFS debt securities	12,407,602	52,259	151,131	—	—	618,252	13,229,244
HTM securities	16,606,692	—	63,732	—	—	78,872	16,749,296
Derivative assets	16,590	—	—	42,682	—	—	59,272
Off-balance accounts	91,603,852	529,193	172,570	66,974	25,039	1,222,412	93,620,040

Total	376,865,085	4,689,301	3,210,680	1,353,599	406,929	10,034,236	396,559,830

	December 31, 2016
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	241,380,250	4,286,018	2,792,088	895,874	323,470	8,714,933	258,392,633
Financial assets at FVTPL	5,205,849	6,525	—	261,547	81	99,737	5,573,739
AFS debt securities	16,155,290	13,845	137,861	—	—	234,892	16,541,888
HTM securities	13,758,863	—	20,336	—	—	131,052	13,910,251
Derivative assets	74,166	—	—	66,342	—	69	140,577
Off-balance accounts	96,245,092	737,513	103,130	80,831	23,250	1,367,464	98,557,280

Total	372,819,510	5,043,901	3,053,415	1,304,594	346,801	10,548,147	393,116,368

(*)	Others consist of financial assets in Indonesia, Vietnam, Panama, European countries and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,192,641	34,502,509	38,260,051	3,574,746	133,094,287	10,481,970	267,106,204
Financial assets at FVTPL	100,766	83,239	4,640,068	15,073	1,040	955,588	5,795,774
AFS debt securities	707,737	37,719	7,331,774	153,534	—	4,998,480	13,229,244
HTM securities	1,348,754	—	10,962,149	296,214	—	4,142,179	16,749,296
Derivative assets	—	—	59,272	—	—	—	59,272
Off-balance accounts	16,892,926	21,427,378	9,841,379	3,842,479	36,928,554	4,687,324	93,620,040

Total	66,242,824	56,050,845	71,094,693	7,882,046	170,023,881	25,265,541	396,559,830

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,040,278	35,652,974	37,711,983	3,789,670	125,558,637	9,639,091	258,392,633
Financial assets at FVTPL	77,198	360,881	4,093,567	24,140	993	1,016,960	5,573,739
AFS debt securities	1,092,279	57,781	9,568,151	63,166	—	5,760,511	16,541,888
HTM securities	1,673,971	—	8,290,451	251,599	—	3,694,230	13,910,251
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	18,423,611	26,878,320	9,927,574	4,621,971	33,603,651	5,102,153	98,557,280

Total	67,307,337	62,949,956	69,732,303	8,750,546	159,163,281	25,212,945	393,116,368

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition is as follows (Unit: Korean Won in millions):

	December 31, 2017
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	8,825,767	26,861,286	50,463,112	34,107,547	5,547,950	90,118,609	139,886,407	265,692,069
Loans and receivables overdue but not impaired	8	—	65,616	63,067	—	128,683	878,406	1,007,097
Impaired loans and receivables	—	—	1,402,131	251,431	46,717	1,700,279	537,001	2,237,280

Total	8,825,775	26,861,286	51,930,859	34,422,045	5,594,667	91,947,571	141,301,814	268,936,446

Allowance for credit losses	2,191	15,977	1,078,733	267,162	31,125	1,377,020	435,054	1,830,242

Total, net	8,823,584	26,845,309	50,852,126	34,154,883	5,563,542	90,570,551	140,866,760	267,106,204

	December 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	16,062,399	20,258,860	49,815,352	31,520,617	7,142,440	88,478,409	132,195,005	256,994,673
Loans and receivables overdue but not impaired	—	—	48,294	57,245	—	105,539	765,829	871,368
Impaired loans and receivables	—	—	1,404,568	429,955	208,372	2,042,895	510,793	2,553,688

Total	16,062,399	20,258,860	51,268,214	32,007,817	7,350,812	90,626,843	133,471,627	260,419,729

Allowance for credit losses	4,094	16,600	1,156,000	424,142	61,135	1,641,277	365,125	2,027,096

Total, net	16,058,305	20,242,260	50,112,214	31,583,675	7,289,677	88,985,566	133,106,502	258,392,633

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Korean treasury and government agencies		Corporates
		Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	8,823,576	26,845,309	43,613,460	23,191,627	4,623,750	71,428,837	135,893,496	242,991,218
Lower grade (*2)	—	—	6,565,274	10,767,062	898,536	18,230,872	3,835,030	22,065,902

Total	8,823,576	26,845,309	50,178,734	33,958,689	5,522,286	89,659,709	139,728,526	265,057,120

Value of collateral(*3)	1,409	483,469	19,868,185	29,600,362	2,642,674	52,111,221	114,441,637	167,037,736

	December 31, 2016
	Korean treasury and government agencies		Corporates
		Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	16,058,288	20,242,260	41,461,420	18,755,963	5,337,033	65,554,416	128,374,017	230,228,981
Lower grade (*2)	17	—	7,941,871	12,550,282	1,763,658	22,255,811	3,680,920	25,936,748

Total	16,058,305	20,242,260	49,403,291	31,306,245	7,100,691	87,810,227	132,054,937	256,165,729

Value of collateral(*3)	—	358,456	18,003,674	25,493,006	3,996,162	47,492,842	111,054,910	158,906,208

(*1)	AAA~BBB for corporates, and 1~6 level for consumers
(*2)	BBB- ~C for corporates, and 7~10 level for consumers
(*3)	The value of collateral is the allocated collateral amount when estimating the allowance for credit losses.

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 634,949 million Won and 828,944 million Won as of December 31, 2017 and 2016, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2017
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	8	—	59,560	48,002	—	107,562	683,445	791,015
30~59 days	—	—	3,702	6,550	—	10,252	94,376	104,628
60~89 days	—	—	928	4,935	—	5,863	55,011	60,874

Total	8	—	64,190	59,487	—	123,677	832,832	956,517

Value of collateral (*)	—	—	4,619	46,513	—	51,132	619,867	670,999

	December 31, 2016
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	45,255	41,329	—	86,584	584,995	671,579
30~59 days	—	—	1,553	8,933	—	10,486	90,296	100,782
60~89 days	—	—	337	2,123	—	2,460	49,151	51,611

Total	—	—	47,145	52,385	—	99,530	724,442	823,972

Value of collateral (*)	—	—	7,021	45,304	—	52,325	546,164	598,489

(*)	The value of collateral is the allocated collateral amount when estimating the allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 50,580 million Won and 47,396 million Won as of December 31, 2017 and 2016, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	609,202	136,707	41,256	787,165	305,402	1,092,567
Value of collateral (*)	—	—	562,638	141,026	20,351	724,015	227,966	951,981

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	661,778	225,045	188,986	1,075,809	327,123	1,402,932
Value of collateral (*)	—	—	482,680	236,954	42,166	761,800	250,583	1,012,383

(*)	The value of collateral held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,144,713 million Won and 1,150,756 million Won as of December 31, 2017 and 2016, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,685,099	9,897,689	15,806,327	27,389,115
AA- ~ AA+	722,923	2,386,567	888,547	3,998,037
BBB- ~ A+	236,311	876,482	52,188	1,164,981
Below BBB-	9,694	68,506	2,234	80,434

Total	2,654,027	13,229,244	16,749,296	32,632,567

	December 31, 2016
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,658,332	12,490,934	13,342,384	27,491,650
AA- ~ AA+	720,535	3,372,310	466,401	4,559,246
BBB- ~ A+	266,049	618,736	101,466	986,251
Below BBB-	4,348	59,908	—	64,256

Total	2,649,264	16,541,888	13,910,251	33,101,403

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel within the department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank and the consolidated trusts, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2017 and 2016, respectively, and the VaR as of December 31, 2017 and 2016, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2017	For the year ended December 31, 2017			As of December 31, 2016	For the year ended December 31, 2016
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,183	3,799	4,918	2,467	3,250	2,844	6,430	1,367
Stock price	909	2,863	4,419	909	4,191	3,456	5,063	2,304
Foreign currencies	4,750	5,051	6,636	4,061	4,396	4,914	7,686	3,967
Commodity price	—	31	188	—	152	113	325	21
Diversification	(4,472)	(4,621)	(6,798)	(2,067)	(5,630)	(5,355)	(10,385)	(4,034)

Total VaR	5,370	7,123	9,363	5,370	6,359	5,972	9,119	3,625

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2017		December 31, 2016
	NII	NPV	NII	NPV
Base case	4,916,138	23,472,792	4,367,411	21,556,632
Base case (Prepay)	4,916,015	23,163,942	4,384,783	20,666,425
IR 100bp up	5,361,546	22,886,122	4,802,118	20,893,490
IR 100bp down	4,386,437	24,127,559	3,903,129	22,279,204
IR 200bp up	5,806,723	22,372,208	5,236,879	20,289,742
IR 200bp down	3,452,590	24,830,482	2,975,351	23,052,848
IR 300bp up	6,251,897	21,929,189	5,671,639	19,742,627
IR 300bp down	2,254,609	26,633,807	1,968,273	25,096,193

The interest EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

December 31, 2017		December 31, 2016
EaR	VaR	EaR	VaR
255,679	130,821	188,381	110,335

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows(both principal and interest) from non-trading, interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	161,653,892	41,671,530	7,614,159	6,411,841	54,150,998	26,272,958	297,775,378
AFS financial assets	2,150,708	2,500,103	2,016,711	2,367,762	4,229,000	601,735	13,866,019
HTM financial assets	2,286,179	2,161,467	1,433,425	1,687,362	9,369,794	345,868	17,284,095

Total	166,090,779	46,333,100	11,064,295	10,466,965	67,749,792	27,220,561	328,925,492

Liability:
Deposits due to customers	106,815,564	37,750,367	25,117,556	27,585,458	37,518,878	91,246	234,879,069
Borrowings	9,865,249	1,056,579	412,966	437,431	2,709,010	479,827	14,961,062
Debentures	1,955,902	2,452,240	1,018,563	1,752,847	19,770,538	2,869,766	29,819,856

Total	118,636,715	41,259,186	26,549,085	29,775,736	59,998,426	3,440,839	279,659,987

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,237,350	42,032,667	8,064,502	7,757,087	55,838,192	35,245,734	297,175,532
AFS financial assets	3,165,094	2,946,992	2,854,514	2,915,226	5,029,918	713,596	17,625,340
HTM financial assets	2,770,079	1,515,213	1,246,503	1,143,170	6,853,951	892,030	14,420,946

Total	154,172,523	46,494,872	12,165,519	11,815,483	67,722,061	36,851,360	329,221,818

Liability:
Deposits due to customers	100,051,821	36,614,529	25,028,378	25,017,836	34,513,004	40,737	221,266,305
Borrowings	13,772,710	1,044,748	491,330	368,431	2,816,565	421,677	18,915,461
Debentures	2,109,235	2,077,681	860,455	1,545,943	14,613,799	4,143,773	25,350,886

Total	115,933,766	39,736,958	26,380,163	26,932,210	51,943,368	4,606,187	265,532,652

3)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	23,000	24,642,900	126,944	1,204,843	25,224	4,127,936	1,156	1,479,351	3,937,733	35,392,763
Financial assets at FVTPL	32	34,303	25	238	—	—	27	34,583	104,892	174,016
AFS financial assets	1,966	2,105,972	—	—	319	52,259	—	590	302,801	2,461,622
HTM financial assets	111	118,868	—	—	—	—	—	—	78,175	197,043

Total	25,109	26,902,043	126,969	1,205,081	25,543	4,180,195	1,183	1,514,524	4,423,601	38,225,444

	December 31, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
Deposits due to customers	13,744	14,725,686	195,176	1,852,440	21,865	3,578,142	883	1,129,802	2,396,826	23,682,896
Borrowings	6,604	7,080,118	2,218	21,056	—	—	247	315,685	242,874	7,659,733
Debentures	3,467	3,714,411	—	—	700	114,555	—	—	375,749	4,204,715
Other financial liabilities	2,392	2,562,740	16,125	153,043	1,802	294,950	129	165,189	588,625	3,764,547

Total	26,248	28,126,378	213,598	2,027,291	24,367	3,987,647	1,278	1,635,554	3,647,051	39,450,921

Off-balance accounts	8,108	8,687,009	33,624	319,127	1,199	196,261	406	519,843	176,886	9,899,126

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,868	27,635,970	108,944	1,129,539	23,194	4,018,678	1,548	1,962,856	4,382,990	39,130,033
Financial assets at FVTPL	66	79,386	57	589	—	—	30	37,562	34,124	151,661
AFS financial assets	898	1,085,108	—	—	80	13,844	—	570	144,799	1,244,321
HTM financial assets	17	20,517	—	—	—	—	—	—	143,535	164,052

Total	23,849	28,820,981	109,001	1,130,128	23,274	4,032,522	1,578	2,000,988	4,705,448	40,690,067

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
Deposits due to customers	11,294	13,648,729	124,790	1,293,835	18,950	3,283,291	651	825,165	2,402,076	21,453,096
Borrowings	7,193	8,692,792	3,243	33,625	—	—	222	280,894	115,332	9,122,643
Debentures	2,931	3,541,769	—	—	700	121,282	—	—	228,720	3,891,771
Other financial liabilities	2,235	2,700,703	12,390	128,464	1,508	261,278	245	310,396	846,990	4,247,831

Total	23,728	28,674,901	140,676	1,458,545	21,158	3,665,851	1,206	1,527,553	3,709,098	39,035,948

Off-balance accounts	8,593	10,384,163	28,675	297,304	1,061	183,883	374	473,845	312,187	11,651,382

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	148,008,777	29,563,310	18,175,348	32,468,110	7,409,118	2,624,594	238,249,257
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	163,369,548	34,227,903	20,685,876	35,392,463	31,233,494	8,703,862	293,613,146

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	136,835,315	28,685,473	19,254,108	30,875,962	6,284,092	2,732,019	224,666,969
Borrowings	9,146,895	2,355,336	876,836	1,486,710	4,711,273	420,720	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	163,583,751	33,147,269	20,997,114	33,882,676	25,875,498	10,021,332	287,507,640

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	159,146,602	31,298,562	16,667,130	21,995,294	6,487,047	2,278,756	237,873,391
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	174,507,373	35,963,155	19,177,658	24,919,647	30,311,423	8,358,024	293,237,280

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	148,089,355	30,163,971	17,600,803	20,947,335	5,128,387	2,331,993	224,261,844
Borrowings	9,146,901	2,355,332	876,835	1,486,710	4,711,273	420,719	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	174,837,797	34,625,763	19,343,808	23,954,049	24,719,793	9,621,305	287,102,515

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, as the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2017 and 2016 is as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2017	3,150,149	—	—	381	67,373	—	3,217,903
December 31, 2016	3,009,977	—	—	208	7,013	—	3,017,198

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may persist or may be unconditionally cancellable, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Guarantees	12,859,715	14,761,784
Loan commitments	80,760,325	83,795,496

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed advanced measurement approaches to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 6.25% and 5.38%, a minimum Tier 1 ratio of 7.75% and 6.88% and a minimum total regulatory capital of 9.75% and 8.88% as of December 31, 2017 and 2016, respectively.

Details of the Bank’s capital adequacy ratio as of December 31, 2017 and 2016 are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Tier 1 capital	16,074,987	15,714,480
Other Tier 1 capital	3,041,664	3,275,496
Tier 2 capital	3,486,555	3,910,513

Total risk-adjusted capital	22,603,206	22,900,489

Risk-weighted assets for credit risk	134,767,711	138,018,500
Risk-weighted assets for market risk	2,316,938	2,277,809
Risk-weighted assets for operational risk	9,677,559	9,431,814

Total risk-weighted assets	146,762,208	149,728,123

Common Equity Tier 1 ratio	10.95%	10.50%

Tier 1 capital ratio	13.03%	12.68%

Total capital ratio	15.40%	15.29%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly audited by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Cards	Headquarters and others	Sub-total	Adjustments	Total
Net Interest income	1,702,939	1,795,377	12,124	36,883	463,603	622,790	4,633,716	586,934	5,220,650
Interest income	3,149,625	2,964,813	148,500	18,834	599,550	1,360,734	8,242,056	308,631	8,550,687
Interest expense	(955,836)	(1,681,652)	(243)	—	(135,947)	(834,662)	(3,608,340)	278,303	(3,330,037)
Inter-segment	(490,850)	512,216	(136,133)	18,049	—	96,718	—	—	—
Net non-interest income	649,950	571,336	152,168	69,671	73,537	389,004	1,905,666	(745,990)	1,159,676
Non-interest income	802,387	680,778	366,523	9,548,399	1,163,575	2,683,407	15,245,069	(395,833)	14,849,236
Non-interest expense	(253,961)	(170,268)	(214,355)	(9,478,728)	(1,090,038)	(2,132,053)	(13,339,403)	(350,157)	(13,689,560)
Inter-segment	101,524	60,826	—	—	—	(162,350)	—	—	—
Other income(expense)	(1,906,561)	(1,149,288)	(63,835)	14,662	(398,652)	(939,406)	(4,443,080)	219,496	(4,223,584)
Administrative expense	(1,808,974)	(832,429)	(12,881)	(16,567)	(163,536)	(954,238)	(3,788,625)	257,824	(3,530,801)
Impairment losses due to credit loss and others	(97,587)	(316,859)	(50,954)	31,229	(235,116)	14,832	(654,455)	(38,328)	(692,783)

Operating income	446,328	1,217,425	100,457	121,216	138,488	72,388	2,096,302	60,440	2,156,742
Non-operating income(expense)	(98,510)	(3,153)	39,350	—	(5,219)	(112,734)	(180,266)	(26,970)	(207,236)

Net income before income tax expense	347,818	1,214,272	139,807	121,216	133,269	(40,346)	1,916,036	33,470	1,949,506
Income tax expense	(84,172)	(296,634)	(33,834)	(29,335)	(32,055)	63,396	(412,634)	(6,784)	(419,418)

Net income	263,646	917,638	105,973	91,881	101,214	23,050	1,503,402	26,686	1,530,088

	For the year ended December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Adjustment	Total
Net Interest income	1,484,233	1,741,140	14,613	48,826	428,096	713,677	4,430,585	588,959	5,019,544
Interest income	2,979,811	3,026,148	153,160	19,575	556,682	1,492,147	8,227,523	284,789	8,512,312
Interest expense	(1,023,290)	(1,780,990)	(225)	(324)	(128,586)	(863,523)	(3,796,938)	304,170	(3,492,768)
Inter-segment	(472,288)	495,982	(138,322)	29,575	—	85,053	—	—	—
Net non-interest income	557,410	550,194	160,885	4,033	79,714	302,800	1,655,036	(955,696)	699,340
Non-interest income	923,810	535,514	605,026	7,590,087	986,148	4,563,280	15,203,865	(433,880)	5
Non-interest expense	(405,912)	(32,873)	(444,141)	(7,586,054)	(906,434)	(4,173,415)	(13,548,829)	(521,816)	(14,070,645)
Inter-segment	39,512	47,553	—	—	—	(87,065)	—	—	—
Other expense	(1,875,579)	(1,476,190)	(110,863)	(51,995)	(364,137)	(574,606)	(4,453,370)	308,692	(4,144,678)
Administrative expense	(1,788,672)	(966,878)	(14,983)	(17,964)	(148,001)	(793,978)	(3,730,476)	252,000	(3,478,476)
Impairment losses on credit loss and others	(86,907)	(509,312)	(95,880)	(34,031)	(216,136)	219,372	(722,894)	56,692	(666,202)

Operating income	166,064	815,144	64,635	864	143,673	441,871	1,632,251	(58,045)	1,574,206
Non-operating income(expense)	(35,081)	(1,619)	46,559	(5,288)	(1,504)	55,291	58,358	(79,175)	(20,817)

Net income before income tax expense	130,983	813,525	111,194	(4,424)	142,169	497,162	1,690,609	(137,220)	1,553,389
Income tax expense	(31,698)	(203,983)	(26,909)	1,071	(32,774)	16,476	(277,817)	1,961	(275,856)

Net income	99,285	609,542	84,285	(3,353)	109,395	513,638	1,412,792	(135,259)	1,277,533

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2017 and 2016 amounted to 22,279,666 million Won and 22,265,508 million Won, respectively, and revenue from the foreign customers amounted to 1,120,257 million Won and 1,016,789 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2017 and 2016 are 3,550,764 million Won and 3,498,327 million Won, respectively, and foreign subsidiaries are 233,732 million Won and 240,946 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Cash	2,009,363	2,113,739
Foreign currencies	617,155	742,340
Demand deposits	3,423,355	4,238,956
Fixed deposits	858,413	496,289

Total	6,908,286	7,591,324

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Changes in other comprehensive income due to valuation of AFS financial assets	(84,498)	12,586
Changes in other comprehensive income (loss) of investment in associates	612	(7,937)
Changes in other comprehensive income (loss)of foreign operations translation	(208,329)	28,712
Changes in other comprehensive income related to valuation of cash flow hedging	777	10,371
Changes in other comprehensive income due to remeasurement of the net defined benefit liability	10,497	34,162
Changes in investments in associates due to equity swap and others	51,227	—
Changes in investments in associates due to accounts transfer	(62,571)	(156,708)
Changes in unpaid dividends of hybrid equity securities	(10,658)	5,187

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	January 1, 2017	Cash flow	Not involving cash inflows and outflows			December 31, 2017
			Foreign Exchange	Variation of gains on valuation of hedged items	Others
Borrowings	18,769,515	(3,634,883)	(350,429)	—	503	14,784,706
Debentures	23,565,449	4,817,701	(478,249)	(39,373)	4,123	27,869,651

Total	42,334,964	1,182,818	(828,678)	(39,373)	4,626	42,654,357

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Financial assets held for trading	5,820,787	5,633,724
Financial assets designated at FVTPL	22,290	17,000

Total	5,843,077	5,650,724

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Deposits:
Gold banking asset	25,972	26,180
Securities:
Debt securities
Korean treasury and government agencies	540,438	519,337
Financial institutions	1,476,498	1,444,459
Corporates	627,397	681,120
Equity securities	21,666	35,983
Beneficiary certificates	13,041	23,891
Securities loaned	—	4,459

Sub-total	2,679,040	2,709,249

Derivatives assets	3,115,775	2,898,295

Total	5,820,787	5,633,724

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Debt securities	9,694	4,348
Equity securities	12,596	12,652

Total	22,290	17,000

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2017
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Debt securities:
Korean treasury and government agencies	2,338,760	1,193	(9,386)	2,330,567
Financial institutions	5,225,921	1,504	(10,159)	5,217,266
Corporates	2,727,016	3,851	(5,635)	2,725,232
Asset-backed securities	309,518	—	(1,337)	308,181
Bond denominated in foreign currencies	2,449,954	3,100	(10,475)	2,442,579
Other debt securities	35,154	21	(12)	35,163

Sub-total	13,086,323	9,669	(37,004)	13,058,988

Equity securities	982,393	430,921	(2,236)	1,411,078
Beneficiary certificates	697,655	18,701	(3,728)	712,628
Securities loaned	169,988	664	(396)	170,256

Total	14,936,359	459,955	(43,364)	15,352,950

	As of December 31, 2016
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Debt securities:
Korean treasury and government agencies	3,778,688	13,700	(3,758)	3,788,630
Financial institutions	6,310,517	7,585	(3,904)	6,314,198
Corporates	4,336,195	93,957	(20,966)	4,409,186
Asset-backed securities	250,630	—	(1,427)	249,203
Bond denominated in foreign currencies	1,226,893	1,076	(16,105)	1,211,864
Other debt securities	73,360	1,871	(3)	75,228

Sub-total	15,976,283	118,189	(46,163)	16,048,309

Equity securities	1,034,299	420,038	(724)	1,453,613
Beneficiary certificates	2,802,847	40,405	(21,170)	2,822,082
Securities loaned	493,625	3,040	(3,086)	493,579

Total	20,307,054	581,672	(71,143)	20,817,583

9.	HELD TO MATURITY FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2017
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Korean treasury and government agencies	3,994,857	6,944	(15,266)	3,986,535
Financial institutions	7,245,426	2,923	(15,067)	7,233,282
Corporates	5,311,970	12,367	(25,326)	5,299,011
Bond denominated in foreign currencies	197,043	832	(1,024)	196,851

Total	16,749,296	23,066	(56,683)	16,715,679

	As of December 31, 2016
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Korean treasury and government agencies	3,754,356	26,366	(6,391)	3,774,331
Financial institutions	5,168,487	9,236	(4,940)	5,172,783
Corporates	4,823,356	58,176	(7,093)	4,874,439
Bond denominated in foreign currencies	164,052	—	(428)	163,624

Total	13,910,251	93,778	(18,852)	13,985,177

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Due from banks	8,868,378	14,815,476
Loans	251,523,301	235,400,585
Other loans and receivables	6,714,525	8,176,572

Total	267,106,204	258,392,633

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	6,246,496	11,395,162
Due from depository banks	30,003	3
Due from non-depository institutions	150	9,811
Due from the Korea Exchange	50,000	1,625
Others	97,365	73,283
Allowance for credit losses	(1,541)	(2,798)

Sub-total	6,422,473	11,477,086

Due from banks in foreign currencies:
Due from banks on demand	794,353	877,636
Due from banks on time	972,915	1,684,631
Others	679,554	778,418
Allowance for credit losses	(917)	(2,295)

Sub-total	2,445,905	3,338,390

Total	8,868,378	14,815,476

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from The BOK	The BOK	6,246,496	Reserve deposits under The BOK Act
Others	The Korea Exchange and others	94,394	Central Counter Party KRW margin and others

	Sub-total	6,340,890

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	787,520	Reserve deposits under The BOK Act and others
Others	The People’s Bank of China and others	367,108	Reserve deposits and others

	Sub-total	1,154,628

	Total	7,495,518

Financial institution	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The BOK	The BOK	11,395,162	Reserve deposits under The BOK Act
Others	The Korea Exchange and others	70,304	Central counter party KRW margin and others

	Sub-total	11,465,466

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	854,612	Reserve deposits under The BOK Act and others
Others	The People’s Bank of China and others	778,418	Reserve deposits and others

	Sub-total	1,633,030

	Total	13,098,496

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Loans in local currency	200,213,230	191,309,481
Loans in foreign currencies	13,147,888	14,101,839
Domestic banker’s letter of credit	2,516,907	3,754,030
Credit card accounts	6,827,295	6,673,765
Bills bought in foreign currencies	8,197,159	7,758,575
Bills bought in local currency	334,714	414,451
Factoring receivables	137,523	96,763
Advances for customers on guarantees	23,620	25,197
Privately placed bonds	362,319	328,405
Securitized loans	563,152	252,690
Call loans	3,003,455	2,985,077
Bonds purchased under resale agreements	16,859,064	8,854,753
Loan origination costs and fees	510,860	458,639
Others	607,325	251,635
Present value discount	(10,988)	(13,827)
Allowance for credit losses	(1,770,222)	(1,850,888)

Total	251,523,301	235,400,585

(5)	Details of other loan and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
CMA accounts	135,000	190,000
Receivables	4,459,318	5,417,676
Accrued income	1,026,273	1,080,489
Telex and telephone subscription rights and refundable deposits	984,620	1,019,577
Other debtors	166,877	639,945
Allowance for credit losses	(57,563)	(171,115)

Total	6,714,525	8,176,572

(6)	Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)
Net provision	(131,275)	(539,222)	(203,968)	12,192	(862,273)
Recoveries of loans previously charged off	(45,060)	(84,413)	(51,366)	(68)	(180,907)
Charge-offs	142,099	453,249	228,640	63,181	887,169
Sales of loans and receivables	898	65,145	—	29,186	95,229
Unwinding effect	8,643	36,548	—	—	45,191
Others (*)	908	211,729	1	(193)	212,445

Ending balance	(187,645)	(1,355,806)	(182,065)	(104,726)	(1,830,242)

	For the year ended December 31, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net provision	(73,356)	(536,359)	(207,730)	(73,318)	(890,763)
Recoveries of loans previously charged off	(53,679)	(192,183)	(44,393)	(19,233)	(309,488)
Charge-offs	155,424	722,359	242,561	236,857	1,357,201
Sales of loans and receivables	2,055	113,177	—	91,800	207,032
Unwinding effect	10,319	66,901	—	—	77,220
Others (*)	(1,188)	13,457	—	(2,510)	9,759

Ending balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)

(*)	Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, etc.

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	405,942	2,238,391	—	2,644,333
Equity securities	21,666	—	—	21,666
Beneficiary certificates	—	13,041	—	13,041
Derivative assets	1,021	3,093,272	21,482	3,115,775

Sub-total	454,601	5,344,704	21,482	5,820,787

Financial assets designated at FVTPL
Debt securities	—	—	9,694	9,694
Equity securities	—	—	12,596	12,596

Sub-total	—	—	22,290	22,290

AFS financial assets
Debt securities	2,710,172	10,348,815	—	13,058,987
Equity securities	399,214	—	1,011,864	1,411,078
Beneficiary certificates	—	68,722	643,906	712,628
Securities loaned	69,778	100,478	—	170,256

Sub-total	3,179,164	10,518,015	1,655,770	15,352,949

Derivative assets	—	59,272	—	59,272

Total	3,633,765	15,921,991	1,699,542	21,255,298

Financial liabilities:
Financial liabilities held for trading
Deposits	25,964	—	—	25,964
Derivative liabilities	2,613	3,126,585	20,951	3,150,149
Securities sold	—	—	—	—

Sub-total	28,577	3,126,585	20,951	3,176,113

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

Sub-total	—	91,739	160,057	251,796

Derivative liabilities	—	67,754	—	67,754

Total	28,577	3,286,078	181,008	3,495,663

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	370,636	2,274,280	—	2,644,916
Equity securities	35,983	—	—	35,983
Beneficiary certificates	—	23,891	—	23,891
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,871,909	23,153	2,898,295

Sub-total	440,491	5,170,080	23,153	5,633,724

Financial assets designated at FVTPL
Debt securities	—	—	4,348	4,348
Equity securities	—	—	12,652	12,652

Sub-total	—	—	17,000	17,000

AFS financial assets
Debt securities	2,288,917	13,759,392	—	16,048,309
Equity securities	428,678	—	1,024,935	1,453,613
Beneficiary certificates	—	2,291,571	530,511	2,822,082
Securities loaned	391,279	102,300	—	493,579

Sub-total	3,108,874	16,153,263	1,555,446	20,817,583

Derivative assets	—	140,478	99	140,577

Total	3,549,365	21,463,821	1,595,698	26,608,884

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,974,703	33,524	3,009,977

Sub-total	28,251	2,974,703	33,524	3,036,478

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub-total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,075,095	707,233	3,810,579

(*1)	There is no transfer between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of December 31, 2017 and 2016, that are amounting to 37,092 million Won and 43,202 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, the Group has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be subsequently measured at their fair value, since they do not have quoted market prices in an active market and cannot be measured at fair value reliably. The carrying amount of the financial assets which have been disposed for the year ended December 31, 2017 is 1,266 million Won and the related gain from the disposals is 657 million Won.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Input variables and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread
Equity securities and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.
Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.
Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate
Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.900~0.980	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	12.1%~28.1%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.900~0.980	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	12.1%~28.1%	Variation of fair value increases as volatility increases.
Equity linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.363~0.694

Equity linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However when correlation coefficient decreases, despite the increase in volatility, the variation of fair value of equity linked securities may decrease.

		Volatility of underlying asset	6.8%~58.9%
Equity securities and Beneficiary certificates	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases.
		Volatility of real estate sale price	0%	Fair value increases as sale price increases
		Discount rate of lease cash flow and others	8.31%~8.54%	Fair value increases as discount rate of lease cash flow decreases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	December 31, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,153	22,362	—	1,398	(25,431)	—	21,482
Financial assets designated at FVTPL
Debt securities	4,348	346	—	5,000	—	—	9,694
Equity securities	12,652	(56)	—	—	—	—	12,596

Sub-total	17,000	290	—	5,000	—	—	22,290

AFS financial assets
Equity securities	1,024,935	27,986	24,442	65,961	(131,460)	—	1,011,864
Beneficiary certificates	530,511	212	(4,321)	226,975	(109,471)	—	643,906

Sub-total	1,555,446	28,198	20,121	292,936	(240,931)	—	1,655,770

Derivative assets	99	329	—	—	(428)	—	—

Total	1,595,698	51,179	20,121	299,334	(266,790)	—	1,699,542

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,524	24,866	—	500	(37,939)	—	20,951

Financial liabilities designated at FVTPL
Equity-linked securities	673,709	112,015	—	—	(625,667)	—	160,057

Total	707,233	136,881	—	500	(663,606)	—	181,008

(*1)	The losses which increase the financial liabilities are presented as positive amounts and the gains which decrease the financial liabilities are presented as negative amounts. The loss amounting to 34,621 million Won for the year ended December 31, 2017, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*2)	December 31, 2016
Financial assets:
Financial assets held for trading
Derivative assets (*3)	78,676	(29,117)	—	13,640	(39,506)	(540)	23,153

Financial assets designed at FVTPL
Debt securities	986	(161)	—	4,509	(986)	—	4,348
Equity securities	11,609	1,043	—	—	—	—	12,652

Sub-total	12,595	882	—	4,509	(986)	—	17,000

AFS financial assets:
Equity securities (*4)	993,368	(6,986)	57,323	205,749	(205,348)	(19,171)	1,024,935
Beneficiary certificates	377,070	(868)	5,794	174,024	(25,509)	—	530,511
Others	5,308	594	(643)	—	(5,259)	—	—

Sub-total	1,375,746	(7,260)	62,474	379,773	(236,116)	(19,171)	1,555,446

Derivative assets	5,973	3,877	—	—	(9,751)	—	99

Total	1,472,990	(31,618)	62,474	397,922	(286,359)	(19,711)	1,595,698

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,607	(8,322)	—	1,155	(37,916)	—	33,524

Financial liabilities designated at FVTPL
Equity-linked securities	747,351	71,079	—	—	(144,721)	—	673,709

Total	825,958	62,757	—	1,155	(182,637)	—	707,233

(*1)	The losses which increase the financial liabilities are presented as positive amounts and the gains which decrease the financial liabilities are presented as negative amounts. The loss amounting to 94,238 million Won for the year ended December 31, 2016, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of currency related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) debt securities, equity securities, interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments as of December 31, 2017 and 2016. (Unit: Korean Won in millions):

	For the year ended December 31, 2017				For the year ended December 31, 2016
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives assets (*1)(*2)	1,234	(526)	—	—	861	(2,248)	—	—
Financial assets designed at FVTPL
Debt securities (*5)	265	(309)	—	—	—	—	—	—
Equity securities (*5)	670	(624)	—	—	707	(657)	—	—
AFS Financial assets
Equity securities (*3)(*4)	—	—	28,583	(15,246)	—	—	31,412	(18,551)
Beneficiary certificates (*4)	—	—	1,861	(1,857)	—	—	2,903	(2,571)

Total	2,169	(1,459)	30,444	(17,103)	1,568	(2,905)	34,315	(21,122)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	5	(513)	—	—	4,892	(3,568)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	8	(7)	—	—	905	(857)	—	—

Total	13	(520)	—	—	5,797	(4,425)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,509,387	—	16,715,679	16,749,296
Loans and receivables	—	—	265,570,649	265,570,649	267,106,204
Financial liabilities:
Deposits due to customers	—	234,682,775	—	234,682,775	234,695,084
Borrowings	—	14,754,506	—	14,754,506	14,784,706
Debentures	—	27,889,781	—	27,889,781	27,869,651
Other financial liabilities	—	13,890,789	—	13,890,789	13,892,461

	As of December 31, 2016
	Fair value				Book Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	741,880	13,243,297	—	13,985,177	13,910,251
Loans and receivables	—	—	259,565,952	259,565,952	258,392,633
Financial liabilities:
Deposits due to customers	—	221,001,466	—	221,001,466	221,020,411
Borrowings	—	18,785,325	—	18,785,325	18,769,515
Debentures	—	24,004,668	—	24,004,668	23,565,449
Other financial liabilities	—	21,984,171	—	21,984,171	21,985,086

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Input variables and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposit due to customers, borrowings, debentures, and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as follows (Unit: Korean Won in millions):

December 31, 2017
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	—

(*)	The post settlement had been settled up as of December 31, 2017, and there are no financial instruments which meet the derecognition conditions but the group has continuous involvements.

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of December 31, 2016, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 – Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Assets transferred AFS financial assets	9,998	2,546,683
HTM financial assets	5,436	7,133

Total	15,434	2,553,816

Related liabilities Bonds sold under repurchase agreements	3,173	2,004,905

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Korean equity securities	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies and others	170,256	493,579	Korea Securities Finance Corporation and others

Total		170,256	498,038

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of December 31, 2017 and 2016, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below (Unit: Korean Won in millions):

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,992,476	1,710	2,990,766	5,787,448	174,415	796,629
Receivable spot exchange (*2)	3,767,726	—	3,767,726
Bonds purchased under resale agreements (*2)	16,859,064	—	16,859,064	16,859,064	—	—
Domestic exchanges receivable (*2)(*5)	39,050,227	38,985,354	64,873	—	—	64,873

Total	62,669,493	38,987,064	23,682,429	22,646,512	174,415	861,502

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,160,217	1,710	3,158,507	5,866,682	157,750	857,961
Payable spot exchange (*3)	3,723,886	—	3,723,886
Bonds sold under repurchase agreements (*4)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable (*3)(*5)	40,284,515	38,985,354	1,299,161	1,293,931	—	5,230

Total	47,171,791	38,987,064	8,184,727	7,163,786	157,750	863,191

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,962,969	8,442	2,954,527	6,546,232	69,834	1,016,550
Receivable spot exchange (*2)	4,678,089	—	4,678,089
Bonds purchased under resale agreements (*2)	8,854,753	—	8,854,753	8,854,753	—	—
Domestic exchanges receivable (*2)(*5)	31,456,123	30,883,281	572,842	—	—	572,842

Total	47,951,934	30,891,723	17,060,211	15,400,985	69,834	1,589,392

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,467,374	8,442	3,458,932	6,695,062	105,270	1,341,375
Payable spot exchange (*3)	4,682,775	—	4,682,775
Bonds sold under repurchase agreements (*4)	2,004,905	—	2,004,905	2,004,905	—	—
Domestic exchanges payable (*3)(*5)	39,345,524	30,883,281	8,462,243	6,161,151	—	2,301,092

Total	49,500,578	30,891,723	18,608,855	14,861,118	105,270	3,642,467

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Financial statements as of December 31, 2017
Joint ventures and Associates	Main business	December 31, 2017	December 31, 2016
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori Blackstone Korea Opportunity No.1 Private Equity Fund (*19)	Other finance business	—	26.4	—
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	September 30 (*3)
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	November 30 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	December 31
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	November 30 (*3)
Chin Hung International Inc. (*2)(*9)	Construction	25.3	28.4	November 30 (*3)
Poonglim Industrial Co., Ltd. (*6)(*12)(*14)	Construction	29.4	31.0	September 30 (*3)
STX Engine Co., Ltd. (*1)(*2)(*20)	Manufacturing	29.2	29.2	—
Samho International Co., Ltd. (*2)(*18)	Construction	—	7.8	—
Force TEC Co., Ltd. (*6)(*15)	Freight & staffing services	—	34.4	—
STX Corporation (*1)(*2)(*6)(*13)	Wholesale of non-specialized goods	19.7	9.5	September 30 (*3)
Saman Corporation (*5)	General construction Technology service	9.2	9.2	September 30 (*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd. (*6)	Manufacturing	48.4	48.4	—
Heungjiwon Co., Ltd. (*6)(*17)	Other printing	—	27.8	—
Kyesan Engineering Co., Ltd. (*6)	Construction	23.2	23.2	—
Good Software Lap Co., Ltd. (*6)	Service	28.9	28.9	—
Wongwang Co., Ltd. (*6)	Wholesale and real estate	29.0	29.0	—
Sejin Construction Co., Ltd. (*6)	Construction	29.6	29.6	—
Deokwon Food Co., Ltd. (*6)(*17)	Poultry processing and storage	—	27.3	—
QTS Shipping Co., Ltd. (*6)	Complex transportation brokerage	49.4	49.4	—
DAEA SNC Co., Ltd. (*6)	Wholesale and retail sales	24.0	24.0	—
ARES-TECH Co., Ltd. (*6)	Electronic component manufacturing	23.4	23.4	—
Reading Doctors Co., Ltd. (*6)(*10)	Other service business	35.4	—	—
PREXCO Co., Ltd. (*6)(*10)	Manufacturing	28.1	—	—
Hyunwoo International Co., Ltd. (*6)(*10)	Manufacturing	25.9	—	—
Jiwon Plating Co., Ltd. (*6)(*16)	Plating	20.5	—	—
Cultizm Korea LTD Co., Ltd. (*6)(*16)	Wholesale and retail sales	31.3	—	—
Gil Co.,Ltd. (*6)(*16)	Manufacturing	26.1	—	—
NK Eng Co., Ltd. (*6)(*10)	Manufacturing	23.1	—	—

		Percentage of ownership (%)		Financial statements as of December 31, 2017
Joint ventures and Associates	Main business	December 31, 2017	December 31, 2016
Woori Growth Partnerships New Technology Private Equity Fund	Other financial business	23.1	23.1	December 31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial business	20.0	20.0	December 31
K BANK Co., Ltd. (*5)	Finance	13.0	13.0	November 30 (*3)
Smart Private Equity Fund No.2 (*11)	Other financial business	20.0	—	December 31
Woori Bank-Company K Korea Movie Asset Fund (*11)	Other financial business	25.0	—	December 31
Well to Sea No. 3 Private Equity Fund (*11)	Finance	50.0	—	September 30 (*3)
Woori Private Equity Fund:
Woori Renaissance Holdings (*7)	Other financial business	—	51.6	—
Woori Private Equity Asset Management Co., Ltd.,:
Woori Columbus 1st Private Equity Fund (*8)	Other financial business	—	2.0	—
Woori Investment Bank Co., Ltd.
Nomura-Rifa Private Real Estate Investment Trust No.17 (*11)	Other financial business	25.0	—	December 31

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 4,425, previous year: KRW 8,480), Chin Hung International Inc. (current period: KRW 1,915, previous year: KRW 2,090), STX Engine Co., Ltd. (current period: KRW 9,150, previous year: KRW 6,630), Samho International Co., Ltd. (previous year: KRW 16,900), STX Corporation. (previous year: KRW 1,660).
(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of associates are with the Group as of December 31, 2017 and 2016.
(*5)	The Group can participate in decision-making body and exercise significant influence over associates through business partnerships.
(*6)	The carrying values of investments in Reading Doctors Co., Ltd., PREXCO Co., Ltd., Hyunwoo International Co., Ltd., Jiwon Plating Co., Ltd., Cultizm Korea LTD Co., Ltd., Gil Co., Ltd. and NK Eng Co., Ltd. are nil as of December 31, 2017 and those of investments in Force TEC Co., Ltd., STX Corporation and Deokwon Food Co., Ltd. are nil as of December 31, 2016. Furthermore, those of investments in Poonglim Industrial Co., Ltd., Dongwoo C&C Co., Ltd., SJCO Co., Ltd., G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., QTS Shipping Co., Ltd., DAEA SNC Co., Ltd. and ARES-TECH Co., Ltd. are nil as of both December 31, 2017 and 2016.
(*7)	The Group owns over 50% ownership as of December 31, 2016. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements. As of December 31, 2017 the entity has been excluded from the range of associates as liquidated.
(*8)	As a general partner of Woori Columbus 1st Private Equity Fund, the Group had significant influence over the entity’s operational and financial policy making process, including participating in making decision of dividend or other distribution. As such, the investment in this entity was accounted for using equity method as of December 31, 2016. The Woori Columbus 1st Private Equity Fund has been removed from the list of associated companies as it was liquidated during the current period.
(*9)	Due to consolidation of stocks and debt-equity swap, the Group’s number of holding shares and ownership ratio have decreased.
(*10)	Even though the Group’s ownership ratio of the entity was more than 20% as of December 31, 2016, the Group did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout process was completed during the years ended December 31, 2017, it has been included in the investment in associates.
(*11)	Due to capital contribution by the Group during the years ended December 31, 2017, the entities were included in the investment in associates.
(*12)	The Group has sold a part of shares of the associates so the number of shares holding has decreased during the years ended December 31, 2017.

(*13)	Due to debt-equity swap capital stock, the Group ownership ratio have increased during the years ended December 31, 2017.
(*14)	As the carrying amounts of certain investments in associates had been reduced to zero, the Group discontinued the use of the equity method in accounting for those investments, and unrecognized losses due to the restricted application of equity method amount to 16,344 million Won and 612 million Won as of December 31, 2017 and 2016, respectively.
(*15)	Not in scope for the associates, because the Group does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of December 31, 2017.
(*16)	Due to debt-equity swap, the entity was included in the investment in associates during the years ended December 31, 2017.
(*17)	As the Group sold its entire ownership interest of the entities, it was exclude from the investment in associates during the years ended December 31, 2017.
(*18)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates.
(*19)	It has been removed from the list of associated companies as it was liquidated during the current period.
(*20)	The shares of STX Engine Co., Ltd. owned by the Group were reclassified as assets held for sale, as the creditor financial institutions committee entered into a contract with UAMCO.,Ltd during the current period to sell STX Engine Co., Ltd. shares.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Acquisiti- on cost	January 1, 2017	Share of profits (losses)	Acquisi- tion (*1)	Disposal and others (*2)	Dividends	Change in capital	Impairment	Others (*1)	December 31, 2017
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	—	15,289	(4,617)	—	(7,369)	(3,303)	—	—	—	—
Kumho Tire Co., Inc.	175,652	200,332	(102)	—	—	—	1,545	(102,842)	—	98,933
Woori Service Networks Co., Ltd.	108	145	21	—	—	(8)	—	—	—	158
Korea Credit Bureau Co., Ltd.	3,313	5,592	371	—	—	(147)	—	—	—	5,816
Korea Finance Security Co., Ltd.	3,266	3,376	197	—	—	(54)	—	—	—	3,519
Chin Hung International Inc.	89,725	43,032	(14,375)	41,053	—	—	1,535	—	(26,144)	45,101
Poonglim Industrial Co., Ltd.	13,916	—	(6,733)	—	—	—	—	—	6,733	—
STX Engine Co., Ltd.	92,038	43,036	(1,010)	—	(46,217)	—	4,191	—	—	—
Samho Co., Ltd.	7,492	19,729	2,021	—	(16,354)	—	(73)	(5,323)	—	—
STX Corporation	42,215	—	(29,788)	8,546	—	—	417	—	27,772	6,947
Saman Corporation	8,521	8,699	(733)	—	—	—	26	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	13,602	13,118	(582)	15,729	(498)	—	(156)	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,800	—	5,040	—	—	—	—	—	6,840
K BANK Co., Ltd.	32,500	30,442	(11,381)	12,892	—	—	(245)	—	27	31,735
Smart Private Equity Fund No.2	3,000	—	(68)	3,000	—	—	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	1,500	—	(43)	3,000	—	—	—	—	—	2,957
Well to Sea No.3 Private Equity Fund	102,500	—	80,894	102,500	(508)	—	(577)	—	—	182,309
Woori Renaissance Holdings	—	54,422	(622)	—	—	(57,109)	—	—	3,309	—
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	—	(61)	1,000	—	—	—	—	—	939

	592,148	439,012	13,389	192,760	(70,946)	(60,621)	6,663	(114,903)	11,697	417,051

(*1)	Changes in investments in joint ventures and associates due to debt-equity swap is 51,227 million Won.
(*2)	The Investments in Associates reclassified as assets held for sale amount to 62,571 million Won, of which 16,354 million Won was disposed of during the current period.

	For the year ended December 31, 2016
	Acquisiti- on cost	January 1, 2016	Share of profits (losses)	Acquisi- tion (*1)	Disposal and others (*2)	Dividends	Change in capital	Impairment	December 31, 2016
Woori Blackstone Korea Opportunity Private Equity Fund No.1	43,917	56,044	10,093	—	(37,036)	(13,812)	—	—	15,289
Kumho Tire Co., Inc.	175,652	214,050	(13,172)	—	—	—	(546)	—	200,332
Woori Service Networks Co., Ltd.	108	139	18	—	—	(12)	—	—	145
Korea Credit Bureau Co., Ltd.	3,313	5,291	436	—	—	(135)	—	—	5,592
Korea Finance Security Co., Ltd.	3,266	3,711	(281)	—	—	(54)	—	—	3,376
United PF 1st Corporate financial stability	172,441	187,592	3,265	—	(190,857)	—	—	—	—
Chin Hung International Inc.	89,725	43,936	(996)	—	—	—	92	—	43,032
Poonglim Industrial Co., Ltd.	13,916	5,313	(2,378)	—	—	—	(2,935)	—	—
STX Engine Co., Ltd.	92,038	51,276	(6,665)	—	—	—	(1,575)	—	43,036
Samho Co., Ltd.	7,492	14,325	5,392	—	—	—	12	—	19,729
STX Corporation	42,215	4,251	(4,222)	—	—	—	(29)	—	—
Osung LST Co., Ltd.	15,405	10,985	(2,903)	—	(6,909)	—	—	(1,173)	—
Saman Corporation	8,521	8,521	252	—	—	—	(74)	—	8,699
K-Growth crowd 2step Fund	800	—	(13)	800	(787)	—	—	—	—
Woori Growth Partnerships New Technology Private Equity Fund	13,602	—	(640)	13,602	—	—	156	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	—	—	1,800	—	—	—	—	1,800
K BANK Co., Ltd.	32,500	—	(1,589)	32,500	—	—	(469)	—	30,442
Woori Renaissance Holdings	63,000	37,121	17,303	—	—	(2)	—	—	54,422
Woori Columbus First PEF	1,200	1,306	(43)	—	(1,065)	(198)	—	—	—

Total	780,911	643,861	3,857	48,702	(236,654)	(14,213)	(5,368)	(1,173)	439,012

(*1)	The transfers from AFS financial assets to investments in associates to investments in associates amounted to 5,421 million Won during the year ended December 31, 2016.
(*2)	The transfers from investments in associates to AFS financial assets amounted to 155,220 million Won and the transfers from investments in associates to assets held for sale amounted to 6,909 million Won.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss)
Kumho Tire Co., Inc.	5,105,107	3,928,327	2,136,569	(61,748)
Woori Service Networks Co., Ltd.	4,982	1,780	14,887	1,003
Korea Credit Bureau Co., Ltd.	75,504	19,323	68,750	3,580
Korea Finance Security Co., Ltd.	33,915	10,461	55,610	1,071
Chin Hung International Inc.	341,284	259,454	513,285	28,698
Poonglim Industrial Co., Ltd.	241,063	309,925	107,360	(29,812)
STX Corporation	595,348	543,458	1,371,272	342,869
Saman Corporation	98,435	69,929	76,135	(6,096)
Woori Growth Partnerships New Technology Private Equity Fund	120,133	485	1,024	(3,199)
2016KIF-IMM Woori Bank Technology Venture Fund	32,815	380	6	(1,515)
K BANK Co., Ltd.	1,244,270	1,001,121	19,231	(74,403)
Smart Private Equity Fund No.2	14,711	51	1	(340)
Woori Bank-Company K Korea Movie Asset Fund	11,830	2	16	(172)
Well to Sea No.3 Private Equity Fund	5,068,424	4,534,957	131,488	162,743
Nomura-Rifa Private Real Estate Investment Trust No.17	20,265	16,507	62	(242)

	December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	57,971	427	75,084	38,226
Kumho Tire Co., Inc.	5,079,740	3,914,306	2,156,667	(53,328)
Woori Service Networks Co., Ltd.	4,722	1,782	14,875	801
Korea Credit Bureau Co., Ltd.	71,245	17,322	59,868	3,517
Korea Finance Security Co., Ltd.	32,262	9,759	52,657	700
Chin Hung International Inc.	421,710	354,995	578,640	794
Poonglim Industrial Co., Ltd.	304,718	323,765	156,770	(15,135)
STX Engine Co., Ltd.	865,265	769,481	372,295	(22,978)
Samho Co., Ltd.	740,786	489,130	909,927	68,077
STX Corporation	781,622	1,087,469	1,252,968	(378,782)
Saman Corporation	83,380	47,175	72,850	2,746
Woori Growth Partnerships New Technology Private Equity Fund	57,339	493	37	(2,177)
2016KIF-IMM Woori Bank Technology Venture Fund	9,005	254	5	(250)
K BANK Co., Ltd.	239,806	5,633	2,927	(12,222)
Woori Renaissance Holdings Inc.	127,411	26,703	37,206	33,508
Woori Columbus 1st Private Equity Fund	811	506	3,764	(450)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2017 and 2016, are as follows:

	As of December 31, 2017
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050	21.4%
Saenuel Co., Ltd. (*)	3,531	37.4%
E Mirae Tech Co., Ltd. (*)	7,696	41.0%
Jehin Trading Co., Ltd. (*)	81,610	27.3%
The season Co., Ltd. (*)	18,187	30.1%
Yuil PESC Co., Ltd. (*)	8,642	24.0%
Youngdong Sea Food Co., Ltd. (*)	12,106	24.0%
Sinseong Trading Co., Ltd. (*)	2,584	27.2%
CL Tech Co., Ltd. (*)	13,759	38.6%
Force TEC Co., Ltd. (*)	4,780,907	25.8%
Protronics Co., Ltd. (*)	95,921	48.1%
Instern Co., Ltd. (*)	14,296	20.1%

(*)	Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

	As of December 31, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050	23.0%
Saenuel Co., Ltd. (*)	3,531	37.4%
E Mirae Tech Co., Ltd. (*)	7,696	41.0%
Jehin Trading Co., Ltd. (*)	81,610	27.3%
NK Eng Co., Ltd. (*)	697,033	23.1%
The season Co., Ltd. (*)	18,187	30.1%
Yuil PESC Co., Ltd. (*)	8,642	24.0%
Youngdong Sea Food Co., Ltd. (*)	12,106	24.0%
Sinseong Trading Co., Ltd. (*)	2,584	27.2%
Reading Doctors Co., Ltd. (*)	7,398	35.4%
PREXCO Co., Ltd. (*)	919,972	28.1%
Hyunwoo International Co., Ltd. (*)	59,873	25.9%

(*)	Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)	As of December 31, 2017 and 2016, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	As of December 31, 2017
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
Kumho Tire Co., Inc. (*)	1,065,421	14.2	150,767	48,459	(102,843)	2,549	98,932
Woori Service Networks Co., Ltd.	3,202	4.9	158	—	—	—	158
Korea Credit Bureau Co., Ltd.	56,181	9.9	5,568	248	—	—	5,816
Korea Finance Security Co., Ltd.	23,454	15.0	3,519	—	—	—	3,519
Chin Hung International Inc. (*)	81,686	25.3	20,671	24,565	—	(136)	45,100
Poonglim Industrial Co., Ltd. (*)	(168,154)	29.4	(49,446)	54,542	(20,504)	15,408	—
STX Corporation	51,890	19.7	10,232	24,614	(27,904)	5	6,947
Saman Corporation	28,506	9.2	2,619	5,373	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	119,648	23.1	27,611	—	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	32,435	20.0	6,487	—	—	353	6,840
K BANK Co., Ltd.	243,149	13.0	31,535	—	—	200	31,735
Smart Private Equity Fund No.2	14,660	20.0	2,932	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	11,828	25.0	2,957	—	—	—	2,957
Well to Sea No.3 Private Equity Fund (*)	364,909	50.0	182,366	—	—	(57)	182,309
Nomura-Rifa Private Real Estate Investment Trust No.17	3,758	25.0	939	—	—	—	939

(*)	The net asset amount is after reflecting debt-equity swap and others.

	As of December 31, 2016
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,544	26.4	15,191	—	—	98	15,289
Kumho Tire Co., Inc. (*)	1,055,219	14.2	149,324	48,459	—	2,549	200,332
Woori Service Networks Co., Ltd.	2,940	4.9	145	—	—	—	145
Korea Credit Bureau Co., Ltd.	53,923	9.9	5,344	248	—	—	5,592
Korea Finance Security Co., Ltd.	22,503	15.0	3,376	—	—	—	3,376
Chin Hung International Inc. (*)	65,387	28.4	18,593	24,565	—	(126)	43,032
Poonglim Industrial Co., Ltd. (*)	(111,156)	31.0	(34,463)	54,149	(21,062)	1,376	—
STX Engine Co., Ltd.	95,784	29.2	28,002	14,954	—	80	43,036
Samho Co., Ltd.	251,656	7.8	19,729	—	—	—	19,729
STX Corporation (*)	(250,018)	9.5	(23,633)	24,614	(27,904)	26,923	—
Saman Corporation	36,205	9.2	3,326	5,373	—	—	8,699
Woori Growth Partnerships New Technology Private Equity Fund	56,846	23.1	13,118	—	—	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	8,751	20.0	1,750	—	—	50	1,800
K BANK Co., Ltd.	234,173	13.0	30,442	—	—	—	30,442
Woori Renaissance Holdings	100,708	51.6	51,965	—	(6,441)	8,898	54,422
Woori Columbus 1st Private Equity Fund	305	2.0	6	—	—	(6)	—

(*)	The net asset amount is after reflecting preferred stocks and others.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Acquisition cost	404,741	387,675
Accumulated depreciation	(33,440)	(29,178)

Net carrying value	371,301	358,497

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017	For the year ended December 31, 2016
Beginning balance	358,497	351,496
Acquisition	9,872	4,428
Disposal	(458)	—
Depreciation	(3,902)	(3,762)
Transfer	2,472	6,314
Classified to assets held for sale	(371)	—
Foreign currencies translation adjustments	(324)	21
Others	5,515	—

Ending balance	371,301	358,497

(3)	Fair value of investment properties is amounting to 396,587 million Won and 382,370 million Won as of December 31, 2017 and 2016, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy.

(4)	Rental fee earned from investment properties is amounting to 4,579 million Won and 5,027 million Won for the year ended December 31, 2017 and 2016, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,487,278	867,804	1,024,186	429,665	64,559	20	3,873,512
Accumulated depreciation	—	(186,958)	(844,114)	(364,878)	—	(17)	(1,395,967)

Net carrying value	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

	December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,488,745	855,332	1,010,141	424,562	18,717	20	3,797,517
Accumulated depreciation	—	(163,633)	(820,239)	(355,604)	—	(16)	(1,339,492)

Net carrying value	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025
Acquisition	4,755	22,579	59,694	23,420	51,797	—	162,245
Disposal	(1,840)	(2,593)	(442)	(1,231)	—	—	(6,106)
Depreciation	—	(26,156)	(74,223)	(31,728)	—	(1)	(132,108)
Classified from(to) assets held for sale	(2,693)	(1,059)	549	—	—	—	(3,203)
Transfer	(196)	(2,134)	5,411	—	(5,553)	—	(2,472)
Foreign currencies translation adjustment	(1,493)	(1,393)	(2,023)	(1,315)	(402)	—	(6,626)
Others	—	(97)	1,204	6,683	—	—	7,790

Ending balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

	For the year ended December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	15,939	74,336	19,615	21,231	—	131,121
Disposal	(30)	(1,474)	(233)	(2,623)	(102)	—	(4,462)
Depreciation	—	(24,887)	(82,445)	(48,587)	—	—	(155,919)
Classified to assets held for sale	(4,063)	(251)	—	—	—	—	(4,314)
Transfer	(1,415)	(1,557)	—	—	(3,087)	—	(6,059)
Foreign currencies translation adjustment	625	516	307	376	153	—	1,977
Acquisition through business combination	—	—	209	442	—	—	651
Others	—	(604)	4,437	19,991	—	—	23,824

Ending balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	108,707	203,418	1,063	413,296	634,150	27,337	1,387,971
Accumulated amortization	—	(162,746)	(524)	(182,846)	(516,467)	—	(862,583)
Accumulated impairment losses	—	—	—	—	(137)	(6,652)	(6,789)

Net carrying value	108,707	40,672	539	230,450	117,546	20,685	518,599

	December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	124,803	185,202	714	299,031	622,540	26,884	1,259,174
Accumulated amortization	—	(149,725)	(401)	(160,335)	(458,088)	—	(768,549)
Accumulated impairment losses	—	—	—	—	(88)	(6,798)	(6,886)

Net carrying value	124,803	35,477	313	138,696	164,364	20,086	483,739

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	124,803	35,477	313	138,696	164,364	20,086	483,739
Acquisition	105	9,722	349	122,849	22,531	1,867	157,423
Disposal	—	—	—	—	(37)	(944)	(981)
Amortization (*)	—	(16,258)	(123)	(22,534)	(60,869)	—	(99,784)
Impairment losses	—	—	—	—	(78)	(159)	(237)
Transfer	—	7,987	—	(7,987)	—	—	—
Foreign currencies translation adjustment	(16,201)	(952)	—	(483)	(2,742)	(160)	(20,538)
Others	—	4,696	—	(91)	(5,623)	(5)	(1,023)

Ending balance	108,707	40,672	539	230,450	117,546	20,685	518,599

(*)	Amortization of other intangible assets amounting to 48,292 million Won is included in other operating expenses.

	For the year ended December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	8,708	64	92,969	30,842	2,306	134,889
Disposal	—	—	—	—	(23)	(3,785)	(3,808)
Amortization	—	(15,795)	(95)	(18,657)	(57,803)	—	(92,350)
Impairment losses	—	—	—	—	3,230	(1,585)	1,645
Foreign currencies translation adjustment	7,338	16	—	—	853	50	8,257
Acquisition through business combination	7,857	162	—	—	—	43	8,062
Others	6,083	4,215	—	13,027	(14,504)	(1,583)	7,238

Ending balance	124,803	35,477	313	138,696	164,364	20,086	483,739

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Investments in subsidiaries and associates	46,217	—
Premises and equipment	2,407	2,342

Total	48,624	2,342

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks on time in local currency	Bank of China and others	6,629	Collaterals for issuing letter of guarantee and others
	Due from banks in local currency	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,136	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Corporate bonds	Korea Securities Depository and others	9,998	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	1,570,608	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	7,605,292	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	6,186	Leasehold rights and others

		Total	9,725,617

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	24,589	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	227,249	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	473,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	2,546,683	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	836,522	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,185,295	Settlement risk and others
Premises and equipment	Land and Building	Credit Counselling & Recovery Service and others	6,310	Leasehold rights and others

		Total	10,307,257

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Land	332	4,138
Buildings	44	1,852
Personal properties not used in business	—	202

Total	376	6,192

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Korean Equity securities	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds and others	170,256	493,579	Korea Securities Finance Corporation and others

	Total	170,256	498,038

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2017 and 2016 are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	17,671,490	—

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Prepaid expenses	130,245	111,445
Advance payments	18,363	1,944
Non-operative assets	376	6,192
Others	9,420	9,265

Total	158,404	128,846

20.	FINANCIAL LIABILITIES AT FVTPL

Financial liabilities at FVTPL are composed of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Financial liabilities held for trading	3,176,113	3,036,478
Financial liabilities designated at FVTPL	251,796	766,880

Total	3,427,909	3,803,358

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Deposits due to Customers:
Gold banking liabilities	25,964	26,501
Derivative liabilities	3,150,149	3,009,977

Total	3,176,113	3,036,478

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Equity linked securities index:
Equity linked securities index in short position	160,057	673,906
Debentures:
Debentures in local currency	91,739	92,974

Total	251,796	766,880

(4)	Credit risk adjustments to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2017	2016
Financial liabilities designated at FVTPL subject to credit risk adjustments	251,796	766,880
Changes in fair value for credit risk adjustments	(254)	(8)
Accumulated changes in fair value for credit risk adjustments	133	349

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring financial liabilities designated at FVTPL at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Carrying amount	251,796	766,880
Nominal amount at maturity	255,408	902,375

Difference	(3,612)	(135,495)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Deposits in local currency:
Deposits on demand	9,349,070	9,491,680
Deposits at termination	194,292,679	183,723,369
Mutual installment	34,055	37,128
Deposits on notes payables	1,323,679	943,446
Deposits on CMA	164,431	203,013
Certificate of deposits	4,436,443	3,836,430
Other deposits	1,451,841	1,360,176

Sub-total	211,052,198	199,595,242

Deposits in foreign currencies	23,682,896	21,453,096
Present value discount	(40,010)	(27,927)

Total	234,695,084	221,020,411

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2017
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,404,087
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.9	1,723,340
Others	The Korea Development Bank and others	0.0 ~ 3.2	3,957,421

Sub-total			7,084,848

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 6.8	6,996,551
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Sub-total			7,024,836

Bills sold	Others	0.0 ~ 1.2	36,953
Call money	Bank and others	1.5 ~ 2.7	635,061
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 12.7	3,173
Present value discount			(165)

Total			14,784,706

	December 31, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,598,553
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,922,878

Sub-total			7,056,238

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 5.2	7,737,237
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,128

Sub-total			7,755,365

Bills sold	Others	0.0 ~ 1.6	26,895
Call money	Bank and others	0.0 ~ 5.1	1,926,779
Bonds sold under repurchase agreements	Other financial institutions	0.0 ~ 4.5	2,004,905
Present value discount			(667)

Total			18,769,515

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	1.5 ~ 5.8	22,468,908	1.5 ~ 11.8	18,268,403
Subordinated bonds	3.4 ~ 12.6	4,781,301	3.0 ~ 12.6	5,327,335
Other bonds	1.6 ~ 17.0	649,615	17.0	4,006

Sub-total		27,899,824		23,599,744

Discounts on bond		(30,173)		(34,295)

Total		27,869,651		23,565,449

(*)	Included debentures under fair value hedge relationships are 3,102,386 million Won and 3,610,193 million Won as of December 31, 2017 and 2016, respectively. Also, debentures under cash flow hedge amounting to 699,029 million Won are included as of December 31, 2017

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Asset retirement obligation	61,872	58,076
Provision for guarantee (*1)	183,247	238,117
Provisions for unused commitments	66,115	87,909
Provisions for customer reward credits	40,445	22,093
Other provisions (*2)	58,791	22,282

Total	410,470	428,477

(*1)	Provision for guarantee includes provision for financial guarantee of 71,697 million Won and 67,557 million Won as of December 31, 2017 and 2016, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	238,117	87,909	22,093	22,282	370,401
Provisions provided	4,876	2,028	62,593	42,042	111,539
Provisions used and others	(24,898)	(68)	(84,979)	(8,014)	(117,959)
Reversal of unused amount	(60,300)	(23,744)	—	(77)	(84,121)
Foreign currencies translation adjustments	9	(10)	—	(249)	(250)
Transfer(*)	—	—	21,808	—	21,808
Others	25,443	—	18,930	2,807	47,180

Ending balance	183,247	66,115	40,445	58,791	348,598

(*)	According to contracts with the third parties, the Group ultimately will be reimbursed for which it has paid out on behalf of customers, which has incurred through their customer loyalty programs. Therefore, when such obligation incurs, the Group recognizes it as “transfer”, but there is no impact on the Group’s expense.

	For the year ended December 31, 2016
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	4,281	8,502	23,525	8,034	44,342
Provisions used and others	(80,017)	22	(8,158)	(11,323)	(99,476)
Reversal of unused amount	(64,061)	(5,409)	—	—	(69,470)
Foreign currencies translation adjustments	—	—	—	2,990	2,990
Transfer(*)	—	—	503	—	503
Others	13,773	(519)	778	—	14,032

Ending balance	238,117	87,909	22,093	22,282	370,401

(*)	As the credits of the affiliates were transferred to the Group, the allowance for the provisions for customer reward credits increased, for the year ended December 31, 2016.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017	For the year ended December 31, 2016
Beginning balance	58,076	39,121
Provisions provided	2,225	2,034
Provisions used	(1,283)	(1,279)
Amortization	428	464
Reversal of unused amount	(733)	(1)
Increase in asset retirement expense and others	3,159	17,737

Ending balance	61,872	58,076

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability (asset) are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Defined benefit obligation	1,071,170	984,381
Fair value of plan assets	(1,027,906)	(990,653)

Net defined benefit liability (asset)	43,264	(6,272)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017	For the year ended December 31, 2016
Beginning balance	984,381	901,219
Current service cost	146,750	153,660
Interest expense	26,629	24,326
Remeasurements	(20,389)	(52,402)
Foreign currencies translation adjustments	(279)	80
Retirement benefit paid	(55,552)	(34,346)
Curtailment or liquidation	(10,928)	(9,536)
Others	558	1,380

Ending balance	1,071,170	984,381

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017	For the year ended December 31, 2016
Beginning balance	990,653	801,528
Interest income	30,601	25,038
Remeasurements	(14,125)	(7,304)
Employer’s contributions	43,114	226,752
Retirement benefit paid	(51,877)	(33,341)
Curtailment or liquidation	(11,052)	(9,198)
Others	40,592	(12,822)

Ending balance	1,027,906	990,653

(4)	Plan assets wholly consist of time deposits as of December 31, 2017 and 2016, respectively. Among plan assets, realized returns on plan assets amount to 16,476 million Won and 17,734 million Won for the year ended December 31, 2017 and 2016, respectively.

Meanwhile, the contribution expected to be paid in the subsequent accounting year amounts to 125,818 million Won.

(5)	Current service cost, net interest income, loss (gain) on the curtailment or liquidation and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31, 2017	For the years ended December 31, 2016
Current service cost	146,750	153,660
Net interest income	(3,972)	(712)
Loss (gain) on the curtailment or liquidation	124	(339)

Cost recognized in net income	142,902	152,609

Remeasurements(*)	(6,264)	(45,098)

Cost recognized in total comprehensive income	136,638	107,511

(*)	This is an amount before considering the tax effects.

Retirement benefit service costs related to defined contribution plans are recognized 3,946 million Won and 3,747 million Won for the years ended December 31, 2017 and 2016, respectively.

(6)	Key actuarial assumptions used in defined benefit liability(asset) assessment are as follows:

	December 31, 2017	December 31, 2016
Discount rate	3.18%	2.85%
Future wage growth rate	6.18%	6.05%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2017	December 31, 2016
Discount rate	Increase by 1% point	(116,405)	(107,203)
	Decrease by 1% point	137,151	125,395
Future wage growth rate	Increase by 1% point	136,707	124,766
	Decrease by 1% point	(117,765)	(108,344)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Other financial liabilities:
Accounts payable	4,692,320	5,626,661
Accrued expenses	2,049,861	2,055,936
Borrowings from trust accounts	3,271,817	3,329,683
Agency business revenue	344,591	331,159
Foreign exchange payables	590,667	702,968
Domestic exchange payables	1,309,646	8,480,765
Other miscellaneous financial liabilities	1,635,156	1,458,747
Present value discount	(1,597)	(833)

Sub-total	13,892,461	21,985,086

Other liabilities:
Unearned income	180,664	171,050
Other miscellaneous liabilities	103,317	128,326

Sub-total	283,981	299,376

Total	14,176,442	22,284,462

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2017
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—	—	—
Swaps	130,197,378	—	59,272	223,935	—	12,103	253,972
Purchase options	630,000	—	—	12,346	—	—	—
Written options	795,000	—	—	—	—	—	12,869
Currency:
Futures	318,217	—	—	—	—	—	—
Forwards	72,526,956	—	—	1,314,368	—	—	1,375,799
Swaps	48,176,306	—	—	1,352,924	55,651	—	1,347,905
Purchase options	2,291,154	—	—	64,267	—	—	—
Written options	4,038,237	—	—	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—	—	—
Swaps	15,000	—	—	103	—	—	10
Purchase options	5,060,706	—	—	146,775	—	—	—
Written options	4,504,290	—	—	—	—	—	99,770
Others:
Futures	—	—	—	—	—	—	—
Swaps	7,805	—	—	1,056	—	—	1,037
Purchase options	—	—	—	—	—	—	—
Written options	5,000	—	—	—	—	—	100

Total	268,733,330	—	59,272	3,115,775	55,651	12,103	3,150,149

	December 31, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	54,785	—	—	—	—
Swaps	118,582,511	139,832	470,057	7,013	509,686
Purchase options	860,000	—	21,172	—	—
Written options	1,035,000	—	—	—	21,863
Currency:
Futures	493,733	—	—	—	—
Forwards	62,539,094	—	1,265,852	—	1,015,380
Swaps	39,782,049	—	1,022,969	—	1,221,959
Purchase options	1,120,949	—	42,126	—	—
Written options	907,211	—	—	—	8,589
Equity:
Futures	926,392	—	—	—	—
Swaps	15,000	—	92	—	88
Purchase options	3,007,969	745	73,261	—	—
Written options	4,460,233	—	—	208	228,900
Others:
Futures	5,105	—	—	—	—
Swaps	7,918	—	2,645	—	2,331
Purchase options	8,307	—	121	—	—
Written options	64,352	—	—	—	1,181

Total	233,870,608	140,577	2,898,295	7,221	3,009,977

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 20) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2017	2016
Gains from hedged items	110,152	98,827
Losses from hedging instruments	(109,447)	(98,851)

Meanwhile, the maximum period that the Group is exposed to cash flow risk arising from the hedging transaction discussed above will be terminated by February 2021.

Among gain (loss) on valuation of derivatives that was included in the accumulated other comprehensive income, the amount has been reclassified to loss is 56,676 million Won, before reduction of income tax effect during the year ended December 31, 2017.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2017	2016
Beginning balance	13,422	28,008
New transactions	500	1,337
Amounts recognized in profits or losses	(6,506)	(15,923)

Ending balance	7,416	13,422

In case some variables to measure fair values of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2017	December 31, 2016
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There is no change to be disclosed in numbers of issued and outstanding shares of common stock for the year ended December 31, 2017 and 2016.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Capital in excess of par value	269,533	269,533
Other capital surplus	16,347	16,798

Total	285,880	286,331

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2017	December 31, 2016
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	March 8, 2012	March 8, 2042	5.8	—	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	—	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	—
Issuance cost				(12,912)	(14,104)

Total				3,017,888	3,574,896

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms. Further, if a resolution is passed not to pay dividends on common stock, interest payments on the hybrid securities may be skipped.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Accumulated other comprehensive income:
Gain on valuation of available-for-sale financial assets	301,930	386,981
Share of other comprehensive loss of joint ventures and associates	(1,251)	(1,863)
Loss on foreign currency translation of foreign operations	(242,700)	(48,353)
Remeasurement loss related to defined benefit plan	(152,624)	(163,397)
Gain on valuation of cash flow hedges	777	—
Equity related to non-current assets held for sale	4,145	—

Sub-total	(89,723)	173,368

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,815,438)	(1,607,280)

Total	(1,939,274)	(1,468,025)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Beginning balance	Increase (decrease)(*)	Reclassif- ication adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	386,981	80,997	(164,803)	(1,245)	301,930
Share of other comprehensive income (loss) of joint ventures and associates	(1,863)	2,516	—	(1,904)	(1,251)
Loss on foreign currency translation of foreign operations	(48,353)	(193,272)	—	(1,075)	(242,700)
Remeasurement gain (loss) related to defined benefit plan	(163,397)	6,216	—	4,557	(152,624)
Gain (loss) on valuation of cash flow hedges	—	1,025	—	(248)	777
Transfer to non-current assets held for sale	—	4,145	—	—	4,145

Total	173,368	(98,373)	(164,803)	85	(89,723)

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

	For the year ended December 31, 2016
	Beginning balance	Increase (decrease)(*)	Reclassif- Ication adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	114,617	(101,647)	(674)	386,981
Share of other comprehensive income (loss) of joint ventures and associates	6,074	(9,274)	—	1,337	(1,863)
Gain (loss) on foreign currency translation of foreign operations	(70,789)	30,368	—	(7,932)	(48,353)
Remeasurement gain (loss) related to defined benefit plan	(197,579)	45,096	—	(10,914)	(163,397)
Gain (loss) on valuation of cash flow hedges	(10,371)	10,371	—	—	—

Total	102,020	191,178	(101,647)	(18,183)	173,368

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2017	December 31, 2016
Legal reserve	Earned surplus reserve	1,729,754	1,622,754
	Other legal reserve	45,668	44,634

	Sub-total	1,775,422	1,667,388

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,418,806	7,073,104
	Regulatory reserve for credit loss	2,438,191	2,255,252
	Revaluation reserve	751,964	753,908
	Other voluntary reserve	11,700	11,700

	Sub-total	10,864,061	10,337,364

Retained earnings before appropriation		2,980,523	2,606,814

	Total	15,620,006	14,611,566

i.	Earned surplus reserve

In accordance with the Banking Act, earned surplus reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Group since 2015.

v.	Additional

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2017	2016
Beginning balance	14,611,566	13,726,122
Net attributable to owners	1,512,148	1,261,266
Dividends on common stock	(336,636)	(168,317)
Dividends on hybrid securities	(167,072)	(206,515)
Repayment of hybrid securities	—	(990)

Ending balance	15,620,006	14,611,566

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Beginning balance	2,438,191	2,255,252
Planned provision of regulatory reserve for credit loss	140,266	182,939

Ending balance	2,578,457	2,438,191

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2017	2016
Net income	1,530,088	1,277,533
Provision of regulatory reserve for credit loss	140,266	182,939
Adjusted net income after the provision of regulatory reserve	1,389,822	1,094,594
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	1,817	1,320

33.	DIVIDENDS

The Bank’s dividends for the year ended December 31, 2017 and 2016 are 500 Won and 400 Won per share, respectively, and total dividend payments amount to 336,636 million Won and 269,308 million Won, respectively. Dividends for the current period will be brought up as an agenda in the annual shareholders’ meeting scheduled on March 23, 2018.

Meanwhile, the Bank paid out 67,328 million Won (100 Won per share) as an interim dividend during the year ended December 31, 2017.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Financial assets at FVTPL	53,348	63,408
AFS financial assets	239,030	339,518
HTM financial assets	307,965	360,054
Loans and receivables:
Interest on due from banks	83,325	75,021
Interest on loans	7,835,957	7,635,791
Interest of other receivables	31,062	38,520

Sub-total	7,950,344	7,749,332

Total	8,550,687	8,512,312

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Interest on deposits due to customers	2,380,263	2,547,142
Interest on borrowings	238,212	215,240
Interest on debentures	638,653	619,255
Other interest expense	72,909	111,131

Total	3,330,037	3,492,768

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Fees and commissions received (*)	673,582	660,556
Fees and commissions received for provision of guarantee	65,779	66,549
Fees and commissions received on project financing	13,394	20,213
Fees and commissions received on credit card	1,072,423	954,502
Fees and commissions received on securities	80,872	70,928
Other fees and commissions received	163,148	92,722

Total	2,069,198	1,865,470

(*)	Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Fees and commissions paid	164,834	162,170
Credit card commissions	828,363	760,913
Brokerage commissions	558	739
Others	4,977	4,517

Total	998,732	928,339

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Dividend from financial assets at FVTPL	446	996
Dividend from AFS financial assets	124,546	183,514

Total	124,992	184,510

37.	GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Gains on financial assets held for trading	6,123	185,786
Losses of financial assets designated at FVTPL	(110,950)	(71,399)

Total	(104,827)	114,387

(2)	Gains (losses) on financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2017	2016
Financial instruments held for trading	Securities	Gain on valuation	2,764	9,323
		Gain on disposals	20,528	24,509
		Loss on valuation	(13,757)	(12,681)
		Loss on disposals	(6,466)	(11,524)

		Sub-total	3,069	9,627

	Other financial assets	Gain on valuation	6,524	13,628
		Gain on disposals	2,353	2,404
		Loss on valuation	(7,885)	(14,033)
		Loss on disposals	(619)	(1,644)

		Sub-total	373	355

	Total of financial instruments held for trading		3,442	9,982

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,088,192	1,423,606
		Loss on transactions and valuation	(1,043,312)	(1,401,582)

		Sub-total	44,880	22,024

	Currencies derivatives	Gain on transactions and valuation	7,253,426	5,804,420
		Loss on transactions and valuation	(7,408,741)	(5,683,357)

		Sub-total	(155,315)	121,063

	Equity derivatives	Gain on transactions and valuation	511,220	293,657
		Loss on transactions and valuation	(397,462)	(259,280)

		Sub-total	113,758	34,377

			For the years ended December 31
			2017	2016
Derivatives (for trading)	Other derivatives	Gain on transactions and valuation	4,056	50,139

		Loss on transactions and valuation	(4,698)	(51,799)

		Sub-total	(642)	(1,660)

	Total of derivatives(for trading)		2,681	175,804

	Total		6,123	185,786

(3)	Gains (losses) on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Loss on equity-linked securities
Loss on disposals of equity-linked securities	(79,965)	(24,165)
Loss on valuation of equity-linked securities	(32,511)	(52,007)

Sub-total	(112,476)	(76,172)

Gain on other securities:
Gain on disposals of other securities	—	14
Gain on valuation of other securities	290	882

Sub-total	290	896

Gain on other financial instruments:
Gain on valuation of other financial instruments	1,236	3,877

Total	(110,950)	(71,399)

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Gains on redemption of securities	47	721
Gains on transaction of securities	223,961	47,985
Impairment losses on securities	(31,300)	(49,741)

Total	192,708	(1,035)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Impairment losses due to credit loss	(862,273)	(890,763)
Reversal of provision on guarantee	55,424	59,780
Reversal of provision on (provision for) loan commitment	21,716	(3,093)

Total	(785,133)	(833,076)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	General and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2017	2016
Employee benefits	Short term employee benefits	Salaries	1,317,826	1,323,007
		Employee benefits	559,562	466,585
	Retirement benefit service costs		146,848	156,356
	Termination		299,562	179,286

	Sub-total		2,323,798	2,125,234

Depreciation and amortization			183,601	248,269
Other general and administrative expenses	Rent		313,080	311,992
	Taxes and dues		111,248	102,531
	Service charges		198,828	244,543
	Computer and IT related		70,936	83,978
	Telephone and communication		65,015	63,699
	Operating promotion		43,850	48,115
	Advertising		68,942	76,153
	Printing		8,633	9,502
	Traveling		13,064	11,681
	Supplies		6,795	6,827
	Insurance premium		8,548	8,092
	Reimbursement		27,516	26,846
	Maintenance		16,081	16,470
	Water, light and heating		14,165	15,006
	Vehicle maintenance		9,902	9,987
	Others		46,799	69,551

	Sub-total		1,023,402	1,104,973

	Total		3,530,801	3,478,476

(2)	Other operating income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Gains on transaction of foreign exchange	3,391,095	4,791,772
Gains on disposal of loans and receivables	205,490	204,239
Gains related to derivatives	122	130
Gains on fair value hedged items	53,532	99,302
Others (*)	86,159	112,079

Total	3,736,398	5,207,522

(*)	Other income includes such incomes amounting to 29,336 million Won and 74,700 million Won for the year ended December, 2017 and 2016, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Losses on transaction of foreign exchange	2,886,535	4,706,055
KDIC deposit insurance fees	304,055	298,804
Contribution to miscellaneous funds	286,000	295,601
Losses on disposal of loans and receivables	9,221	4,265
Losses related to derivatives	109,569	98,981
Losses on fair value hedged items	—	475
Others (*)	172,331	171,120

Total	3,767,711	5,575,301

(*)	For the year ended December 31, 2017 and 2016, other expense includes losses amounting to 5,237 million Won and 109,063 million Won respectively, which are related to the Group’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, other expense for the year ended December 31, 2017 includes 48,292 million Won of intangible asset amortization expense.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Gain on valuation	83,506	36,757
Loss on valuation	(70,117)	(55,091)
Impairment loss	(114,903)	(1,173)

Total	(101,514)	(19,507)

(2)	Other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Other non-operating income	84,361	132,272
Other non-operating expenses	(190,083)	(133,582)

Total	(105,722)	(1,310)

(3)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Rental fee income	6,973	7,291
Gains on disposal of investment in joint ventures and associates	39,932	23,457
Gains on disposal of premises and equipment and other assets	5,028	1,885
Reversal of impairment loss on premises and equipment and other assets	666	3,581
Others	31,762	96,058

Total	84,361	132,272

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Depreciation on investment properties	3,902	3,762
Interest expenses of rent leasehold deposits	459	496
Losses on disposal of investment in joint ventures and associates	38,713	15,060
Losses on disposal of premises and equipment and other assets	9,994	9,718
Impairment losses on premises and equipment and other assets	390	1,936
Donation	98,132	43,939
Others	38,493	58,671

Total	190,083	133,582

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Current tax expense
Current tax expense in respect of the current year	471,669	332,996
Adjustments recognized in the current period in relation to the current tax of prior periods	(5,209)	(22,138)

Sub-total	466,460	310,858

Deferred tax expense
Deferred tax benefit relating to the origination and reversal of temporary differences	(47,464)	(18,766)
Deferred tax charged directly to equity	422	(16,236)

Sub-total	(47,042)	(35,002)

Income tax expense	419,418	275,856

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Net income before income tax expense	1,949,506	1,553,389
Tax calculated at statutory tax rate (*)	471,318	375,458
Adjustments
Effect of income that is exempt from taxation	(55,983)	(75,166)
Effect of expense not deductible in determining taxable profit	22,254	13,664
Adjustments recognized in the current period in relation to the current tax of prior periods	(5,209)	(22,138)
Others	(12,962)	(15,962)

Sub-total	(51,900)	(99,602)

Income tax expense	419,418	275,856

Effective tax rate	21.5%	17.8%

(*)	The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending balance
Gain (loss) on financial assets	407,128	72,945	(1,008)	479,065
Gain (loss) on valuation using the equity method of accounting	32,859	(6,473)	(1,904)	24,482
Gain (loss) on valuation of derivatives	(43,818)	33,806	(248)	(10,260)
Accrued income	(69,959)	8,972	—	(60,987)
Provision for loan losses	(46,811)	(886)	—	(47,697)
Loan and receivables written off	53,915	(44,138)	—	9,777
Loan origination costs and fees	(108,102)	(29,218)	—	(137,320)
Defined benefit liability	225,045	54,533	4,656	284,234
Deposits with employee retirement insurance trust	(226,321)	(61,012)	—	(287,333)
Provision for guarantee	41,138	(10,536)	—	30,602
Other provision	32,392	12,761	—	45,153
Others (*)	(87,479)	16,289	(1,075)	(72,265)

Net deferred tax assets	209,987	47,043	421	257,451

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from accumulated deficit amounts to 15,652 million Won.

	For the year ended December 31, 2016
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending balance
Gain (loss) on financial assets	324,193	(18,467)	(666)	305,060
Gain on valuation using the equity method of accounting	5,106	26,500	1,337	32,943
Loss on valuation of derivatives	(39,774)	(4,079)	—	(43,853)
Accrued income	(82,148)	12,188	—	(69,960)
Provision for loan losses	(50,504)	3,693	—	(46,811)
Loan and receivables written off	54,225	(310)	—	53,915
Loan origination costs and fees	(103,912)	(4,190)	—	(108,102)
Defined benefit liability	203,423	32,536	(10,914)	225,045
Deposits with employee retirement insurance trust	(187,044)	(39,277)	—	(226,321)
Provision for guarantee	69,225	(28,087)	—	41,138
Other provision	27,898	4,494	—	32,392
Others	(29,470)	50,001	(5,993)	14,538

Net deferred tax assets	191,218	35,002	(16,236)	209,984

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Deductible temporary differences	126,818	59,803
Unused tax losses	96,135	192,138
Taxable temporary differences	(1,298,586)	(1,263,200)

Total	(1,075,633)	(1,011,259)

(5)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Loss on available-for-sale financial assets	(114,169)	(113,161)
Share of other comprehensive gain (loss) of joint ventures and associates	(954)	950
Gain on foreign operations translation	15,855	16,930
Remeasurements	56,317	51,661
Loss on valuation of cash flow hedges	(248)	—

Total	(43,199)	(43,620)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Current tax assets	4,722	6,229
Current tax liabilities	232,600	171,192

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2017	2016
Net income attributable to common shareholders	1,512,148	1,261,266
Dividends to hybrid securities	(167,072)	(206,515)
Net income attributable to common shareholders	1,345,076	1,054,751
Weighted average number of common shares outstanding	673 million shares	673 million shares
Basic Earnings Per Share (Unit : Korean won)	1,999	1,567

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2017 and 2016.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Confirmed guarantees
Guarantee for loans	157,299	79,566
Acceptances	320,519	504,354
Guarantees in acceptances of imported goods	108,238	97,606
Other confirmed guarantees	6,288,965	7,588,661

Total	6,875,021	8,270,187

Unconfirmed guarantees
Local letter of credit	383,117	397,588
Letter of credit	3,637,787	3,844,345
Other unconfirmed guarantees	505,689	859,768

Total	4,526,593	5,101,701

Commercial paper purchase commitments and others	1,458,101	1,389,896

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Loan commitments	80,760,325	83,795,496
Other commitments	4,546,090	4,840,593

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2017		December 31, 2016
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	83 cases	155 cases	88 cases	175 cases
Amount of litigation	413,267	244,767	308,848	246,465
Provisions for litigations		9,277		5,946

(4)	Other

The Group provides clearance services for payments in Korean Won in order to facilitate trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors(United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Group has violated United States laws by participating in prohibited transactions involving countries sanctioned by the US. The Group has decided not to disclose the required disclosures stated in K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ as such information may adversely affect the current investigation against the Group.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2017 and its assets and liabilities recognized as of December 31, 2017 and 2016 and major transactions with related parties for the years ended December 31, 2017 and 2016 are as follows:

(1)	Related parties

Related parties
Associates	Kumho Tires Co., Inc., Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd, STX Corporation, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 22 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2017	December 31, 2016
Corporation that have significant influence over the Group	KDIC (*1)	Loans	—	9
		Other assets	—	270,041
		Deposits due to customers	—	1,894,631
		Other liabilities	—	15,568

Associates	Kumho Tires Co., Inc.	Loans	170,917	299,523
		Allowance for credit loss	(156,712)	(715)
		Deposits due to customers	666	45,957
		Other liabilities	50	50

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Other assets	—	34
		Other liabilities	—	306

	Woori Service Networks Co., Ltd.	Loans	45	29
		Deposits due to customers	1,311	2,572
		Other liabilities	357	393

	Korea Credit Bureau Co., Ltd.	Loans	6	2
		Deposits due to customers	5,586	5,069
		Other liabilities	54	40

Related party		A title of account	December 31, 2017	December 31, 2016
Associates	Korea Finance Security Co., Ltd.	Loans	56	55
		Deposits due to customers	2,854	2,801
		Other liabilities	7	6

	Chin Hung International Inc.	Loans	408	4,320
		Allowance for credit loss	(22)	(4,287)
		Deposits due to customers	46,220	14,047
		Other liabilities	1,658	279

	Poonglim Industrial Co., Ltd.	Deposits due to customers	4	283

	STX Engine Co., Ltd.	Loans	106,176	107,974
		Allowance for credit loss	(88,734)	(89,531)
		Deposits due to customers	18,092	13,260
		Other liabilities	29	588

	Samho International Co., Ltd.(*2)	Loans	—	37,327
		Allowance for credit loss	—	(717)
		Deposits due to customers	—	82,917
		Other liabilities	—	216

	STX Corporation	Loans	47,711	144,035
		Allowance for credit loss	(31,210)	(92,643)
		Deposits due to customers	77,555	14,412
		Other liabilities	80	90

	K BANK Co., Ltd.	Loans	212	—
		Other assets	—	325

	Well to Sea No.3 Private Equity Fund (*3)	Loans	73,810	—
		Allowance for credit loss	(39)	—
		Deposits due to customers	61	—
		Other liabilities	27	—

	Others (*4)	Loans	499	619
		Allowance for credit loss	(471)	(253)
		Other assets	1	8
		Deposits due to customers	2,906	4,460
		Other liabilities	73	60

(*1)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been excluded from the corporation that have significant influence over the Group.
(*2)	As the Group sold its entire ownership interest of the entity, it is excluded from the investment in associates during the years ended December 31, 2017.
(*3)	Due to capital contribution by the Group during the years ended December 31, 2017, the entity was included in the investment in associates.
(*4)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of December 31, 2017 and 2016.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2017	2016
Corporation that has significant influence over the group	KDIC(*1)	Interest income	—	11,778
		Interest expenses	15,331	20,966

Associates	Kumho Tires Co., Inc.	Interest income	2,641	2,430
		Fees income	5	6
		Interest expenses	1	68
		Impairment losses due to credit loss	155,997	162

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Fees income	6,225	1,364

	Woori Service Networks Co., Ltd.	Other income	30	29
		Interest expenses	24	49
		Fees expenses	543	985
		Other expenses	507	222

	Korea Credit Bureau Co., Ltd.	Interest expenses	82	138
		Fees expenses	2,079	1,915

	Korea Finance Security Co., Ltd.	Interest expenses	12	10
		Fees expenses	—	110

	Chin Hung International Inc.	Interest income	364	240
		Fees income	1	1
		Interest expenses	27	28
		Reversal of impairment losses due to credit loss	(4,265)	(481)

	Poonglim Industrial Co., Ltd.	Interest expenses	—	2
		Reversal of impairment losses due to credit loss	—	(1,557)

	STX Engine Co., Ltd.	Interest income	1,417	1,348
		Fees income	28	58
		Interest expenses	147	97
		Impairment losses due to credit loss (reversal)	(797)	63,866

	Samho International Co., Ltd. (*2)	Interest income	486	916
		Fees income	5	5
		Interest expenses	334	525
		Reversal of impairment losses due to credit loss	(717)	(5,166)

	Force TEC Co., Ltd. (*3)	Interest income	—	153

	STX Corporation	Interest income	219	1,039
		Fees income	30	75
		Interest expenses	4	7
		Impairment losses due to credit loss (reversal)	(61,432)	73,457

			For the years ended December 31
Related party		A title of account	2017	2016
Associates	Osung LST Co., Ltd. (*4)	Interest income	—	170
		Interest expenses	—	1
		Reversal of allowance for credit loss	—	(338)

	Woori Columbus 1st Private Equity Fund	Fees income	272	308

	K BANK Co., Ltd. (*5)	Fees income	—	296
		Other income	1,051	1,638

	Well to Sea No.3 Private Equity Fund (*6)	Interest incomes	982	—
		Interest expenses	4	—
		Impairment losses due to credit loss	39	—

	Others (*7)	Interest expenses	13	17
		Impairment losses due to credit loss	218	253

(*1)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been exclude from the corporation that have significant influence over the Group.
(*2)	As the Group sold its entire ownership interest of the entity, it is excluded from the investment in associates during the years ended December 31, 2017.
(*3)	The entity is not in scope for the associates, because the Group does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of December 31, 2017.
(*4)	As the Group sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*5)	Due to capital contribution during the year ended December 31, 2016, the entity has been included in the investment in associates.
(*6)	Due to capital contribution by the Group during the year ended December 31, 2017, the entity was included in the investment in associates.
(*7)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of December 31, 2017, and Saman Corporation, Kyesan Engineering Co., Ltd., Gachi Staff Co., Ltd., QTS Shipping Co., Ltd., and others were included as of December 31, 2016, respectively.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
KDIC (*1)	—	1,500,000	Loan commitment
Kumho Tires Co., Inc.	4,181	24,187	Letter of credit and others
	636	126,435	Loan commitment
Korea Finance Security Co., Ltd.	204	205	Loan commitment
Korea Credit Bureau Co., Ltd.	29	33	Loan commitment
Woori Service Networks Co., Ltd.	155	171	Loan commitment
Chin Hung International Inc.	31,891	40,904	Loan commitment
STX Engine Co., Ltd.	68,858	63,103	Letter of credit and others
	—	685	Loan commitment
SamHo Co., Ltd. (*2)	—	30,083	Loan commitment
STX corporation	17,557	24,316	Letter of credit and others
	53	71	Loan commitment
Well to Sea No.3 Private Equity Fund (*3)	236,190	—	Loan commitment

(*1)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been exclude from the corporation that have significant influence over the Group.
(*2)	As the Group sold its entire ownership interest of the entities during the year ended December 31, 2017, they are excluded from the investment in associates.
(*3)	Due to capital contribution by the Group during the year ended December 31, 2017, the entity was included in the investment in associates.

For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 71,459 million Won and 70,587 million Won, as of December 31, 2017 and 2016, respectively.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Short term benefits	12,024	9,523
Severance payments	472	424

Total	12,496	9,947

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,439 million Won and 6,309 million Won, respectively, as of December 31, 2017. With respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2017	December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2016
Trust accounts	43,895,511	38,807,666	1,029,501	751,691

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Receivables
Trust fees receivables	25,286	23,667

Payables
Deposits due to customers	585,832	1,919,324
Borrowings from trust accounts	2,711,529	2,687,776

Total	3,297,361	4,607,100

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2017	2016
Revenue
Trust fees	141,999	78,616
Expense
Interest expenses on deposits due to customers	17,768	47,604
Interest expenses on borrowings from trust accounts	31,956	45,012

Total	49,724	92,616

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

1)	As of December 31, 2017 and 2016, the carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Principal guaranteed trusts
Old-age pension trusts	4,058	4,513
Personal pension trusts	530,556	532,959
Pension trusts	791,920	741,759
Retirement trusts	50,035	53,773
New personal pension trusts	8,563	8,536
New old-age pension trusts	2,467	2,919

Sub-total	1,387,599	1,344,459

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	801	787

Sub-total	820	806

Total	1,388,419	1,345,265

2)	As of December 31, 2017 and 2016, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2017	December 31, 2016
Liabilities for the account (subsidy for trust account adjustment)	32	30